FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For May 15, 2007
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.

                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                     Form 20-F [ X ]           Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                 -------------

                                  EXHIBIT INDEX


Exhibit        Date                  Description of Exhibit
-------        ----                  ----------------------

   1         2007/05/15    IIJ Announces Full Year and Fourth Quarter Results
                           for the Fiscal Year Ended March 31, 2007

   2         2007/05/15    Information on the Affiliated Company, disclosed in
                           accordance with the disclosure rules defined by the Tokyo Stock Exchange

                                                                       EXHIBIT 1

      IIJ Announces Full Year and Fourth Quarter Results for the
                   Fiscal Year Ended March 31, 2007

    TOKYO--(BUSINESS WIRE)--May 15, 2007--Internet Initiative Japan Inc. (Nasdaq: IIJI, Tokyo Stock Exchange First Section: 3774) ("IIJ"), one of Japan's leading Internet-access and comprehensive network solutions providers, today announced its financial results for the fourth quarter and the full fiscal year ended March 31, 2007 ("FY2006").(1)

                     Highlights of FY2006 Results

    -- Revenue totaled JPY 57,055 million ($485.3 million), an increase of 14.5% from FY2005.

    -- Operating income was JPY 3,500 million ($29.8 million), an increase of 45.2% from FY2005.

    -- Net income was JPY 5,410 million ($46.0 million), an increase of 13.8% from FY2005.

    -- IIJ surpassed its annual target for revenues, operating income and net income that it announced on February 8, 2007.

              Highlights of Fourth Quarter FY2006 Results

    -- Revenue totaled JPY 17,023 million ($144.8 million), an increase of 5.5% from 4Q05.

    -- Operating income was JPY 1,144 million ($9.7 million), an increase of 18.4% from 4Q05.

    -- Net income was JPY 1,151 million ($9.8 million), a decrease of 40.7% from 4Q05. The decrease is mainly due to an impairment loss on unlisted equity securities.

                    Financial Targets for FY2007(2)

    -- IIJ targets revenues of JPY 69 billion, operating income of JPY 4.6 billion, income before income tax expense (benefit)(3) of JPY 5.1 billion and net income of JPY 5.6 billion for the fiscal year ending March 31, 2008 ("FY2007").

    -- IIJ targets the cash dividend of JPY 1,500 per share of common stock for FY2007.

    Overview of 4th Quarter and Full FY2006 Financial Results and
Business Outlook(2)

    "We are pleased to announce that we had another record year in FY2006," said Koichi Suzuki, President and CEO of IIJ. "We recorded the highest level of revenue in our history of JPY 57.1 billion, and an increase in operating income of 45.2% from the previous year, which amounted to JPY 3.5 billion, surpassing our previously announced target. We believe that the favorable results show our corporate customers increased utilization of Internet Protocol in their business. More corporate customers are shifting to higher speeds for Internet connectivity services and demand outsourcing services. We have been involved in larger-scaled systems integration projects and more network integration projects. In order to take advantage of this trend, we have developed new outsourcing services such as "IIJ Secure MX Services" to provide comprehensive e-mail security, and have been actively involved in new pilot projects, such as the download of high quality video content to establish a new content distribution platform."

    "We were engaged in many business developments to contribute to our middle and long-term future growth in FY2006," continued Suzuki. "We will acquire hi-ho, Inc. from Panasonic Network Services Inc. in June 2007 to expand our Internet business for personal users. We made our two consolidated subsidiaries, IIJ Technology Inc. and Net Care, Inc., 100% owned in order to provide our total solutions effectively. We also established Net Chart Japan Inc. to provide network construction and GDX Japan, K.K. to offer a safe e-mail environment."

    "As for capital issues, in August 2006, our accumulated deficit in our non-consolidated financial statements was eliminated by capital reduction and we plan to pay a dividend of JPY 1,500 per share of common stock for FY2006. Our listing in Japan was transferred to the first section of the Tokyo Stock Exchange in December 2006. We believe the favorable business environment will continue. We have established target revenues of JPY 69 billion, operating income of JPY 4.6 billion, income before income tax expense (benefit) of JPY 5.1 billion and net income of JPY 5.6 billion in FY2007."

4th Quarter FY2006 Financial Results
----------------------------------------------------------------------
            Operating Results Summary                (JPY in millions)
----------------------------------------------------------------------
                                                                YoY %
                                                  4Q06   4Q05  change
----------------------------------------------------------------------
Total Revenues                                   17,023 16,133    5.5%
----------------------------------------------------------------------
Total Costs                                      13,658 13,373    2.1%
----------------------------------------------------------------------
SG&A Expenses and R&D                             2,221  1,794   23.8%
----------------------------------------------------------------------
Operating Income                                  1,144    966   18.4%
----------------------------------------------------------------------
Income before Income Tax Expense                  1,301  2,267 (42.6%)
----------------------------------------------------------------------
Net Income                                        1,151  1,941 (40.7%)
----------------------------------------------------------------------

    Revenues

    Revenues in 4Q06 totaled JPY 17,023 million, an increase of 5.5% from JPY 16,133 million in 4Q05.

                    Revenues                         (JPY in millions)

                                                                YoY %
                                                  4Q06   4Q05  change
----------------------------------------------------------------------
Total Revenues:                                  17,023 16,133    5.5%
----------------------------------------------------------------------
Connectivity and Value-added Services             6,233  5,849    6.6%
----------------------------------------------------------------------
Systems Integration                              10,181  9,242   10.2%
----------------------------------------------------------------------
Equipment Sales                                     609  1,042 (41.5%)
----------------------------------------------------------------------

    Connectivity and Value-added Services ("VAS") revenues were JPY 6,233 million in 4Q06, an increase of 6.6% compared to 4Q05. The increase was mainly due to an increase in revenues from value-added services related to an increase in demands for outsourcing services and an increase in revenues from connectivity services related to an increase in demand for higher speeds for IP Services and contracts for broadband services.

    SI revenues increased 10.2% to JPY 10,181 million in 4Q06 compared to 4Q05. The increase was due to an increase in monthly recurring revenues from network operation and maintenance and an increase in one-time revenues from network design, construction and consultation.

    Equipment sales revenues were JPY 609 million in 4Q06, a decrease of 41.5% compared to 4Q05.

    Cost and expense

    Cost of revenues was JPY 13,658 million in 4Q06, an increase of 2.1% compared to 4Q05.

                Cost of Revenues                     (JPY in millions)
----------------------------------------------------------------------
                                                                YoY %
                                                  4Q06   4Q05  change
----------------------------------------------------------------------
Cost of Revenues:                                13,658 13,373    2.1%
----------------------------------------------------------------------
Connectivity and Value-added Services             5,148  5,091    1.1%
----------------------------------------------------------------------
Systems Integration                               8,016  7,381    8.6%
----------------------------------------------------------------------
Equipment Sales                                     494    901 (45.2%)
----------------------------------------------------------------------

    Cost of Connectivity and VAS revenues was JPY 5,148 million in 4Q06, an increase of 1.1% compared to 4Q05.

    Cost of SI revenues was JPY 8,016 million in 4Q06, an increase of 8.6% compared to 4Q05. The increase was mainly due to an increase in revenues from systems integration projects.

    Cost of Equipment Sales revenues was JPY 494 million in 4Q06, a decrease of 45.2% compared to 4Q05. The decrease was mainly due to a decrease in revenues from equipment sales.

    Sales and marketing expenses were JPY 896 million in 4Q06, an increase of 18.3% compared to 4Q05. The increase was mainly due to an increase in personnel expenses and advertising expenses along with business expansion.

    General and administrative expenses were JPY 1,270 million in 4Q06, an increase of 27.6% compared to 4Q05. The increase was mainly due to a provision for retirement benefits for directors of JPY 200 million, in addition to an increase in personnel expenses resulting from business expansion.

    Operating income

    Operating income was JPY 1,144 million in 4Q06, an increase of 18.4% compared to 4Q05. The increase was mainly due to the increase in revenues from relatively higher-margin value-added services and systems integration.

    Other income and others

    Other income in 4Q06 was JPY 157 million, a decrease of 87.9% from JPY 1,301 million in 4Q05. The decrease is mainly due to an impairment loss of JPY 1,363 million on unlisted securities, including JPY 1,043 million on the securities of IPMobile Incorporated. The gain from the sale of available-for-sale securities in 4Q06 was JPY 1,549 million.

    Income tax expense in 4Q06 was JPY 63 million, compared to income tax expense of JPY 148 million in 4Q05. Minority interests in earnings of subsidiaries in 4Q06 was JPY 38 million. Equity in net loss of equity method investees in 4Q06 was JPY 49 million.

    Net income was JPY 1,151 million in 4Q06, a decrease of 40.7% compared to 4Q05.

    4th Quarter FY2006 Business Review

    Analysis by Service

    Connectivity and Value-added Services

    For dedicated access services, the number of contracts increased by 3,171 to 17,720 compared to 4Q05. Total contracted bandwidth increased by 128.6 Gbps to 323.5 Gbps compared to 4Q05.

    Dedicated access service revenues were JPY 2,786 million, an increase of 7.0% compared to 4Q05. Revenues from broadband services increased by 13.2% compared to 4Q05, mainly due to the expansion of broadband utilization in the corporate internal network. Revenues from IP Services, the services mainly used for corporate headquarters and data centers also increased by 8.0%, mainly due to the shift of IIJ's corporate customers to higher speeds.

    Dial-up access service revenues were JPY 599 million in 4Q06, a decrease of 7.2% compared to 4Q05, mainly due to a decrease in revenues from services for individual customers and OEM services.

    VAS revenues were JPY 1,907 million in 4Q06, an increase of 8.7% compared to 4Q05. The increase was mainly due to an increase in revenues from Internet VPN related services, e-mail related services and security services.

    Other revenues were JPY 941 million in 4Q06, an increase of 11.2% compared to 4Q05.

    As a result, revenues from Internet connectivity and value-added services in 4Q06 were JPY 6,233 million, an increase of 6.6% compared to 4Q05. The gross margin for Internet connectivity and value-added services in 4Q06 was JPY 1,085 million, an increase of 43.1% compared to 4Q05. The gross margin ratio in 4Q06 was 17.4%, compared to 13.0% in 4Q05.

            Number of Contracts for Connectivity Services
----------------------------------------------------------------------
                                                                YoY
                                             4Q06     4Q05    Change
----------------------------------------------------------------------
Dedicated Access Service Contracts           17,720   14,549    3,171
----------------------------------------------------------------------
 IP Service (Low Bandwidth: 64kbps-768kbps)      64       85      (21)
----------------------------------------------------------------------
 IP Service (Medium Bandwidth: 1Mbps-
  99Mbps)                                       687      654       33
----------------------------------------------------------------------
 IP Service (High Bandwidth: 100Mbps-)          224      157       67
----------------------------------------------------------------------
 IIJ T1 Standard and IIJ Economy                 45      109      (64)
----------------------------------------------------------------------
 IIJ Data Center Connectivity Service           282      247       35
----------------------------------------------------------------------
 IIJ FiberAccess/F and IIJ DSL/F
  (Broadband Services)                       16,418   13,297    3,121
----------------------------------------------------------------------
Dial-up Access Service Contracts            533,963  630,483  (96,520)
----------------------------------------------------------------------
 Dial-up Access Services, under IIJ Brand    57,480   62,176   (4,696)
----------------------------------------------------------------------
 Dial-up Access Services, OEM(4)            476,483  568,307  (91,824)
----------------------------------------------------------------------
Total Contracted Bandwidth                 323.5Gbps194.9Gbps128.6Gbps
----------------------------------------------------------------------


Connectivity and VAS Revenue Breakdown and Cost      (JPY in millions)
----------------------------------------------------------------------
                                                                YoY %
                                                    4Q06  4Q05 Change
----------------------------------------------------------------------
Connectivity Service Revenues                      3,385 3,248    4.2%
----------------------------------------------------------------------
  Dedicated Access Service Revenues                2,786 2,603    7.0%
----------------------------------------------------------------------
   IP Service (5)                                  2,176 2,016    8.0%
----------------------------------------------------------------------
   IIJ T1 Standard and IIJ Economy                    38    82 (53.6%)
----------------------------------------------------------------------
   IIJ FiberAccess/F and IIJ DSL/F
    (Broadband Services)                             572   505   13.2%
----------------------------------------------------------------------
  Dial-up Access Service Revenues                    599   645  (7.2%)
----------------------------------------------------------------------
   Under IIJ Brand                                   397   413  (3.9%)
----------------------------------------------------------------------
   OEM                                               202   232 (12.9%)
----------------------------------------------------------------------
VAS Revenues                                       1,907 1,755    8.7%
----------------------------------------------------------------------
Other Revenues                                       941   846   11.2%
----------------------------------------------------------------------
Total Connectivity and VAS Revenues                6,233 5,849    6.6%
----------------------------------------------------------------------
Cost of Connectivity and VAS                       5,148 5,091    1.1%
----------------------------------------------------------------------
Backbone Cost (included in the cost
of Connectivity and VAS)                             880   923  (4.6%)
----------------------------------------------------------------------
Connectivity and VAS Gross Margin Ratio             17.4% 13.0%    --
----------------------------------------------------------------------

    Systems Integration

    Revenue from systems integration was JPY 10,181 million in 4Q06, an increase of 10.2% compared to 4Q05. The increase was mainly due to an increase of 26.5% in monthly recurring revenues from outsourced operations compared to 4Q05 and an increase of 2.4% in one-time revenues from systems integration. The gross margin for systems integration in 4Q06 was JPY 2,165 million and the gross margin ratio in 4Q06 was 21.3%, compared to 20.1% in 4Q05.


  Systems Integration Revenue Breakdown and Cost     (JPY in millions)
----------------------------------------------------------------------
                                                                YoY %
                                                    4Q06   4Q05 Change
----------------------------------------------------------------------
Systems Integration Revenues                       10,181 9,242  10.2%
----------------------------------------------------------------------
                               Systems Integration  6,406 6,258   2.4%
----------------------------------------------------------------------
                              Outsourced Operation  3,775 2,984  26.5%
----------------------------------------------------------------------
Cost of Systems Integration                         8,016 7,381   8.6%
----------------------------------------------------------------------
Systems Integration Gross Margin Ratio               21.3% 20.1%   --
----------------------------------------------------------------------

    Equipment Sales

    Revenue from equipment sales was JPY 609 million in 4Q06. The gross margin ratio for equipment sales in 4Q06 was 18.9%, compared to 13.5% in 4Q05.

          Equipment Sales Revenue and Cost           (JPY in millions)
----------------------------------------------------------------------
                                                                YoY %
                                                    4Q06  4Q05 Change
----------------------------------------------------------------------
Equipment Sales Revenues                             609 1,042 (41.5%)
----------------------------------------------------------------------
Cost of Equipment Sales                              494   901 (45.2%)
----------------------------------------------------------------------
Equipment Sales Gross Margin Ratio                  18.9% 13.5%    --
----------------------------------------------------------------------

    Other Financial Statistics

            Other Financial Statistics               (JPY in millions)
----------------------------------------------------------------------
                                                                YoY %
                                                    4Q06  4Q05 change
----------------------------------------------------------------------
Adjusted EBITDA(6)                                 2,137 2,091    2.2%
----------------------------------------------------------------------
CAPEX, including capital leases(7)                 1,224 1,737 (29.5%)
----------------------------------------------------------------------
Depreciation and amortization                        993 1,125 (11.7%)
----------------------------------------------------------------------

    Reconciliation of Non-GAAP Financial Measures

    The following table summarizes the reconciliation of adjusted
EBITDA to net income in IIJ's consolidated statements of income that are prepared in accordance with U.S. GAAP and presented in Appendix 2:

                   Adjusted EBITDA                   (JPY in millions)
                                                       4Q06     4Q05
----------------------------------------------------------------------
Adjusted EBITDA                                         2,137   2,091
----------------------------------------------------------------------
Depreciation and Amortization                            (993) (1,125)
----------------------------------------------------------------------
Operating Income                                        1,144     966
----------------------------------------------------------------------
Other Income                                              157   1,301
----------------------------------------------------------------------
Income Tax Expense                                         63     148
----------------------------------------------------------------------
Minority Interests in Earnings of Subsidiaries            (38)   (111)
----------------------------------------------------------------------
Equity in Net Loss of Equity Method Investees             (49)    (67)
----------------------------------------------------------------------
Net Income                                              1,151   1,941
----------------------------------------------------------------------

    The following table summarizes the reconciliation of capital expenditures to purchase of property and equipment in IIJ's consolidated statements of cash flows that are prepared and presented in accordance with U.S. GAAP and presented in Appendix 3:

                        CAPEX                        (JPY in millions)
----------------------------------------------------------------------
                                                       4Q06     4Q05
----------------------------------------------------------------------
CAPEX, including capital leases                         1,224   1,737
----------------------------------------------------------------------
Acquisition of Assets by Entering into
Capital Leases                                            923   1,534
----------------------------------------------------------------------
Purchase of Property and Equipment                        301     203
----------------------------------------------------------------------

    Target

    IIJ's target for the financial results for the fiscal year ending March 31, 2008 is as follows:

                                                     (JPY in millions)
----------------------------------------------------------------------
                                       Income before
    Revenues      Operating Income       Income Tax       Net Income
                                     Expense (Benefit)
----------------------------------------------------------------------
          69,000             4,600               5,100          5,600
----------------------------------------------------------------------

    IIJ targets a cash dividend of JPY 1,500 per share of common stock for the fiscal year ending March 31, 2008.

    Presentation

    On May 16, 2007, IIJ will post a presentation of its results on its website. For details, please access the following URL:
http://www.iij.ad.jp/en/IR/

    About Internet Initiative Japan Inc.

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI, Tokyo Stock Exchange First Section: 3774) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. The company's services include high-quality systems integration and security services, Internet access, hosting/housing, and content design.

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2007 revenues and operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's ability to maintain and increase revenues from higher-margin services such as systems integration and value-added services; the possibility that revenues from connectivity services may decline substantially as a result of competition and other factors; the ability to compete in a rapidly evolving and competitive marketplace; the impact on IIJ's profits of fluctuations in costs such as backbone costs and subcontractor costs; the impact on IIJ's profits of fluctuations in the price of available-for-sale securities; the impact of technological changes in its industry; IIJ's ability to raise additional capital to cover its indebtedness; the possibility that NTT, IIJ's largest shareholder, may decide to exercise substantial influence over IIJ; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

    (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 4Q06 and full FY2006 results, translations of Japanese yen amounts into U.S. dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY 117.56 = US$1.00.

    (2) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2007 revenues and operating and net income that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information included in IIJ's annual report on Form 20-F, filed with the SEC on July 11, 2006, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 1Q07 earnings release, presently scheduled for release in August 2007.

    (3) In this document, income before income tax expense (benefit) represents income from operations before income tax expense (benefit), minority interests and equity in net income (loss) of equity method investees in IIJ's consolidated financial statements.

    (4) OEM services provided to other service providers.

    (5) IP Service revenues includes revenues from Data Center
Connectivity Service.

    (6) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.

    (7) Please refer to the Reconciliation of Non-GAAP Financial
Measures below.

                                                            Appendix 1
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
          Quarterly Consolidated Balance Sheets (Unaudited)
----------------------------------------------------------------------
              (As of March 31, 2007 and March 31, 2006)

----------------------------------------------------------------------
                      As of March 31, 2007       As of March 31, 2006
----------------------------------------------------------------------
                  Thousands
                   of U.S.  Thousands of        Thousands of
                   Dollars       Yen       %         Yen        %
----------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
 Cash              115,299   13,554,544          13,727,021
 Accounts
  receivable, net
  of allowance for
  doubtful
  accounts of JPY
  32,489 thousand
  and JPY 23,411
  thousand at
  March 31, 2007
  and March 31,
  2006,
  respectively      82,305    9,675,725          11,962,304
 Short-term                                                -
  investment           103       12,093
 Inventories         9,451    1,111,086             851,857
 Prepaid expenses    8,959    1,053,270           1,031,325
 Other current
  assets, net of
  allowance for
  doubtful
  accounts of JPY
  4,570 thousand
  and JPY 33,250
  thousand at
  March 31, 2007
  and March 31,
  2006,
  respectively       7,916      930,571             214,121
                  ----------------------        ------------
    Total current
     assets        224,033   26,337,289   55.2   27,786,628      54.8
INVESTMENTS IN AND
 ADVANCES TO
 EQUITY METHOD
 INVESTEES, net of
 loan loss
 valuation
 allowance of JPY
 16,701 thousand
 at March 31, 2007
 and March 31,
 2006,
 respectively        7,302      858,490    1.8    1,162,971       2.3
OTHER INVESTMENTS   24,173    2,841,741    6.0    8,020,705      15.8
PROPERTY AND
 EQUIPMENT--Net     83,637    9,832,396   20.6   10,299,496      20.3
INTANGIBLE
 ASSETS--Net        24,472    2,876,894    6.0      632,594       1.2
GUARANTEE DEPOSITS  14,343    1,686,141    3.5    1,549,653       3.1
OTHER ASSETS, net
 of allowance for
 doubtful accounts
 of JPY 69,050
 thousand and JPY
 40,980 thousand
 at March 31, 2007
 and March 31,
 2006,
 respectively       27,731    3,260,053    6.9    1,252,942       2.5
                  ----------------------        ------------
TOTAL              405,691   47,693,004  100.0   50,704,989     100.0
                  ----------------------        ------------

LIABILITIES AND
 SHAREHOLDERS'
 EQUITY
CURRENT
 LIABILITIES:
 Short-term
  borrowings        51,463    6,050,000           4,555,000
 Long-term
  borrowings--
  current portion    2,467      290,000           1,989,963
 Payable under            -            -
  securities loan
  agreement                                         999,600
 Capital lease
  obligations--
  current portion   25,121    2,953,173           3,003,914
 Accounts payable   72,004    8,464,835          10,107,942
 Accrued expenses    7,633      897,355             540,027
 Accrued                                                   -
  retirement and
  pension costs         72        8,428
 Other current
  liabilities       21,004    2,469,058           1,702,208
                  ----------------------        ------------
   Total current
    liabilities    179,762   21,132,849   44.3   22,898,654      45.2
LONG-TERM                 -            -      -
 BORROWINGS                                         290,000       0.6
CAPITAL LEASE
 OBLIGATIONS--
 Noncurrent         36,733    4,318,309    9.1    4,980,659       9.8
ACCRUED RETIREMENT
 AND PENSION COSTS   6,380      750,042    1.5      223,332       0.4
OTHER NONCURRENT
 LIABILITIES         4,803      564,618    1.2      827,086       1.6
                  ----------------------        ------------
   Total
    Liabilities    227,678   26,765,818   56.1   29,219,731      57.6
                  ----------------------        ------------
MINORITY INTEREST    6,934      815,182    1.7    1,263,320       2.5
                  ----------------------        ------------
COMMITMENTS AND                        -                   -
 CONTINGENCIES          --                  --                     --
SHAREHOLDERS'
 EQUITY:

 Common-stock
--authorized,
 377,600 shares;
 issued and
 outstanding,
 204,300 shares at
 March 31, 2007
 and March 31,
 2006              143,194   16,833,847   35.3   16,833,847      33.2
 Additional paid-
  in capital       226,261   26,599,217   55.8   26,599,217      52.5
 Accumulated
  deficit         (206,454) (24,270,769) (50.9) (29,680,482)    (58.5)
 Accumulated other
  comprehensive
  income             8,078      949,709    2.0    6,553,594      12.9
 Treasury stock--         -            -      -
  777 shares held
  by an equity
  method investee
  at March 31,
  2006                                              (84,238)     (0.2)
                  ----------------------        ------------
   Total
    shareholders'
    equity         171,079   20,112,004   42.2   20,221,938      39.9
                  ----------------------        ------------
TOTAL              405,691   47,693,004  100.0   50,704,989     100.0
                  ----------------------        ------------

----------------------------------------------------------------------

(Note)
The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.56, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2007.

                                                            Appendix 2
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
       Quarterly Consolidated Statements of Income (Unaudited)
----------------------------------------------------------------------
    (For the three months ended March 31, 2007 and March 31, 2006)

----------------------------------------------------------------------
                      Three Months Ended          Three Months Ended
                        March 31, 2007              March 31, 2006
                ------------------------------------------------------
                Thousands               % of
                 of U.S.  Thousands     total   Thousands   % of total
                 Dollars     of Yen    revenues    of Yen    revenues
----------------------------------------------------------------------
REVENUES:
Connectivity and
 value-added
 services:
  Dedicated
   access         23,701   2,786,285             2,603,384
  Dial-up access   5,095     598,933               645,103
  Value-added
   services       16,223   1,907,196             1,754,548
  Other            8,004     940,932               846,130
                ---------------------           -----------
    Total         53,023   6,233,346             5,849,165
 Systems
  integration     86,601  10,180,819             9,241,995
 Equipment sales   5,182     609,277             1,042,275
                ---------------------           -----------
    Total
     revenues    144,806  17,023,442     100.0  16,133,435      100.0
                ---------------------           -----------
COST AND
 EXPENSES:
 Cost of
  connectivity
  and value-
  added services  43,795   5,148,513             5,091,179
 Cost of systems
  integration     68,183   8,015,544             7,381,061
 Cost of
  equipment
  sales            4,203     494,168               901,212
                ---------------------           -----------
   Total cost    116,181  13,658,225      80.2  13,373,452       82.9
 Sales and
  marketing        7,621     895,910       5.3     757,245        4.7
 General and
  administrative  10,802   1,269,946       7.5     995,301        6.2
 Research and
  development        470      55,296       0.3      40,973        0.2
                ---------------------           -----------
   Total cost
    and expenses 135,074  15,879,377      93.3  15,166,971       94.0
                ---------------------           -----------
OPERATING INCOME   9,732   1,144,065       6.7     966,464        6.0
                ---------------------           -----------
OTHER INCOME:
 Interest income     101      11,855                 3,430
 Interest
  expense           (792)    (93,078)             (113,199)
 Foreign
  exchange gains
  (losses)            (0)        (43)                  157
 Gain on other
  investments--
  net              1,592     187,154             1,312,682
 Other--net          435      51,228                97,697
                ---------------------           -----------
 Other income--
  net              1,336     157,116       0.9   1,300,767        8.0
                ---------------------           -----------
INCOME FROM
 OPERATIONS
 BEFORE INCOME
 TAX EXPENSE,
 MINORITY
 INTERESTS AND
 EQUITY IN NET
 LOSS OF EQUITY
 METHOD
 INVESTEES        11,068   1,301,181       7.6   2,267,231       14.0
INCOME TAX
 EXPENSE             538      63,244       0.4     147,900        0.9
MINORITY
 INTERESTS IN
 EARNINGS OF
 SUBSIDIARIES       (320)    (37,684)     (0.2)   (111,084)      (0.7)
EQUITY IN NET
 LOSS OF EQUITY
 METHOD
 INVESTEES          (420)    (49,389)     (0.3)    (66,842)      (0.4)
                ---------------------           -----------
NET INCOME         9,790   1,150,864       6.7   1,941,405       12.0
----------------------------------------------------------------------

----------------------------------------------------------------------
BASIC WEIGHTED-
 AVERAGE NUMBER
 OF SHARES                   204,000               203,989
DILUTED
 WEIGHTED-
 AVERAGE NUMBER
 OF
SHARES                       204,419               204,490
BASIC WEIGHTED-
 AVERAGE NUMBER
 OF ADS
EQUIVALENTS               81,600,000            81,595,702
DILUTED
 WEIGHTED-
 AVERAGE NUMBER
 OF ADS
EQUIVALENTS               81,767,600            81,796,102
BASIC NET INCOME
 PER SHARE         47.98       5,641                 9,517
DILUTED NET
 INCOME PER
 SHARE             47.89       5,630                 9,494
BASIC NET INCOME
 PER ADS
 EQUIVALENT         0.12       14.10                  23.8
DILUTED NET
 INCOME PER ADS
 EQUIVALENT         0.12       14.07                  23.7
----------------------------------------------------------------------

(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.56, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2007.

2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of FY2005. IIJ issued 12,500 new shares of common stock for public offering when it listed on the Mothers market of TSE in December 2005.

                                                            Appendix 3
                    Internet Initiative Japan Inc.
----------------------------------------------------------------------
Quarterly Condensed Consolidated Statements of Cash Flows (Unaudited)
----------------------------------------------------------------------
    (For the three months ended March 31, 2007 and March 31, 2006)

----------------------------------------------------------------------
                                                             Three
                                                             Months
                                                              Ended
                                      Three Months Ended    March 31,
                                         March 31, 2007        2006
                                     ---------------------------------
                                     Thousands Thousands   Thousands
                                      of U.S.     of Yen      of Yen
                                      Dollars
----------------------------------------------------------------------
OPERATING ACTIVITIES:
 Net income                             9,790   1,150,864   1,941,405
 Adjustments to reconcile net income
  to net cash provided by operating
  activities:
  Depreciation and amortization         8,450     993,433   1,125,294
  Provision for doubtful accounts and
   advances                               104      12,207      11,183
  Gains on other investments--net      (1,592)   (187,155) (1,312,682)
  Foreign exchange losses                   2         291       6,079
  Equity in net loss of equity method
   investees                              420      49,389      66,842
  Minority interests in earnings of
   subsidiaries                           321      37,684     111,084
  Deferred income tax benefit          (2,309)   (271,410)   (249,767)
  Others                                2,010     236,317     169,582
 Changes in operating assets and
  liabilities:
  Increase in accounts receivable     (12,664) (1,488,766) (5,257,241)
  Increase in inventories, prepaid
   expenses and other current and
   noncurrent assets                   (5,313)   (624,654)    (98,462)
  Increase in accounts payable         19,178   2,254,522   5,791,434
  Increase in accrued expenses, other
   current and noncurrent liabilities   5,639     662,913     306,163
----------------------------------------------------------------------
    Net cash provided by operating
     activities                        24,036   2,825,635   2,610,914
----------------------------------------------------------------------
INVESTING ACTIVITIES:
 Purchase of property and equipment    (2,565)   (301,539)   (202,665)
 Purchase of short-term and other
  investments                          (4,413)   (518,796)    (93,233)
 Proceeds from sales of other
  investments                          16,054   1,887,339   1,361,578
 Investment in an equity method              -           -
  investee                                                   (750,000)
 Proceeds from sales of investment in                                -
  an equity method investee             1,581     185,900
 Purchase of subsidiary stock from                                   -
  minoirty shareholders               (25,946) (3,050,205)
 Refund (payment) of guarantee
  deposits--net                          (859)   (101,015)    550,606
 Other                                   (155)    (18,277)    (32,204)
----------------------------------------------------------------------
    Net cash provided by (used in)
     investing activities             (16,303) (1,916,593)    834,082
----------------------------------------------------------------------
FINANCING ACTIVITIES:
 Proceeds from issuance of short-term                                -
  borrowings with initial maturities
  over three months                    14,461   1,700,000
 Repayments of short-term borrowings
  with initial maturities over three
  months and long-term borrowings     (17,101) (2,010,363) (1,109,377)
 Proceeds from securities loan               -           -
  agreement                                                   999,600
 Repayments of securities loan
  agreement                            (4,777)   (561,600) (1,128,960)
 Principal payments under capital
  leases                               (5,837)   (686,262)   (792,558)
 Net increase in short-term
  borrowings                              425      50,000    (615,216)
 Proceed from issuance of subsidiary                                 -
  stock                                 1,656     194,679
----------------------------------------------------------------------
    Net cash used in financing
     activities                       (11,173) (1,313,546) (2,646,511)
----------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON
 CASH                                      33       3,938       8,044

NET INCREASE (DECREASE) IN CASH        (3,407)   (400,566)    806,529
CASH, BEGINNING OF EACH PERIOD        118,706  13,955,110  12,920,492
----------------------------------------------------------------------
CASH, END OF EACH PERIOD              115,299  13,554,544  13,727,021
----------------------------------------------------------------------

(Note)

The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.56, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2007.

    Note: The following information is to disclose IIJ's consolidated financial results (unaudited) for the fiscal year ended March 31, 2007 in the form defined by the Tokyo Stock Exchange.

Consolidated Financial Results for the Fiscal Year Ended March 31,
 2007
(Under accounting principles generally accepted in the United States
 ("U.S. GAAP"))

                                                     May 15, 2007
Company name: Internet Initiative    Exchange listed: Tokyo Stock
 Japan Inc.                           Exchange-First Section
Stock code number: 3774              URL: http://www.iij.ad.jp/
Representative: Koichi Suzuki, President and Representative Director
Contact: Akihisa Watai, Director     TEL: (+81-3) 5259-6500
 and CFO

General shareholder's meeting:       Payment of dividend: scheduled on
 scheduled on June 26, 2007           June 27, 2007

Filing of an annual report (Yuka-shoken-hokokusho) to the regulatory organization in Japan: scheduled on June 27, 2007

                       (Amounts less than one million yen are rounded)

1. Consolidated Financial Results for the Fiscal Year Ended March 31,
 2007
   (April 1, 2006 through March 31, 2007)
(1)  Consolidated Results of Operations       (% shown are YoY change)
                                            Income before
                     Total      Operating    Income Tax   Net Income
                     Revenues      Income      Expense
                                              (Benefit)
----------------------------------------------------------------------
                  Millions     Millions     Millions     Millions
                   of Yen   %   of Yen   %   of Yen   %   of Yen   %
Fiscal Year Ended
 March 31, 2007    57,055 14.5   3,500 45.2   5,049 (6.1)  5,410 13.8
Fiscal Year Ended
 March 31, 2006    49,813 19.4   2,411 93.3   5,379 70.8   4,754 63.6
----------------------------------------------------------------------

                                                    Income
                                                     before
                                                     Income
                     Basic   Diluted                  Tax
                       Net     Net   Net Income to   Expense
                      Income  Income     Total         to    Operating
                       per     per    Shareholders'  Total    Margin
                      Share   Share      Equity      Assets    Ratio
----------------------------------------------------------------------
                       Yen     Yen         %           %         %
Fiscal Year Ended
 March 31, 2007      26,519  26,487           26.8     10.3       6.1
Fiscal Year Ended
 March 31, 2006      24,301  24,258           29.9     12.2       4.8
----------------------------------------------------------------------

(Reference) Equity in net loss of equity method investee for the fiscal year ended March 31, 2007 and 2006 was JPY 210 million and JPY 14 million, respectively.

(Note) The figures used in this document for "Income before Income Tax Expense (Benefit)" are of "Income from operations before income tax expense (benefit), minority interests and equity in net income (loss) of equity method investees".

(2)  Consolidated Financial Position
----------------------------------------------------------------------
                                       Total     Equity-    Total
                            Total   Shareholders'  to-   Shareholders'
                            Assets     Equity     Assets  Equity per
                                                  Ratio      Share
----------------------------------------------------------------------
                           Millions   Millions               Yen
                            of Yen     of Yen       %
Fiscal Year Ended March 31,
 2007                       47,693        20,112   42.2        98,592
Fiscal Year Ended March 31,
 2006                       50,705        20,222   39.9        99,132
----------------------------------------------------------------------

(Note) Total shareholders' equity, equity-to-assets ratio and total shareholders' equity per share are calculated and presented in accordance with US GAAP.

(3)  Consolidated Cash Flows
----------------------------------------------------------------------
                                   Net Cash    Net Cash
                       Net Cash    Provided    Provided    Cash and
                       Provided    by (Used    by (Used       Cash
                          by          in)         in)      Equivalents
                       Operating   Investing   Financing   at End of
                       Activities  Activities  Activities    Period
----------------------------------------------------------------------
                      Millions of Millions of Millions of Millions of
                          Yen         Yen         Yen          Yen
Fiscal Year Ended
 March 31, 2007            7,402      (3,014)     (4,560)      13,555
Fiscal Year Ended
 March 31, 2006            6,559       1,805          39       13,727
----------------------------------------------------------------------

2. Dividends
----------------------------------------------------------------------
                                               Dividend per Share
                                           ---------------------------
                                           Interim Year-end    Total
----------------------------------------------------------------------
                                             Yen      Yen       Yen
Fiscal Year Ended March 31, 2006                -         -      0.00
Fiscal Year Ended March 31, 2007                -  1,500.00  1,500.00
----------------------------------------------------------------------
Fiscal Year Ended March 31, 2008 (Target)  750.00    750.00  1,500.00
----------------------------------------------------------------------

2. Dividends
----------------------------------------------------------------------
                                                          Ratio of
                              Total cash                Dividends to
                               dividends                Shareholder's
                               for the   Payout Ratio      Equity
                                 year    (consolidated) (consolidated)
----------------------------------------------------------------------
                              Millions
                                of Yen         %              %
Fiscal Year Ended March 31,
 2006                                 -              -              -
Fiscal Year Ended March 31,
 2007                               306            5.7            1.5
----------------------------------------------------------------------
Fiscal Year Ended March 31,
 2008 (Target)                                     5.5
----------------------------------------------------------------------

3. Target of Consolidated Financial Results for the Fiscal Year Ending March 31, 2008
   (April 1, 2007 through March 31, 2008)
   (% shown is YoY change for Fiscal Year and Interim Period, respectively)

                                                               Basic
                                                                 Net
                                   Income before                Income
            Total      Operating     Income Tax                  per
            Revenues      Income       Expense     Net Income   Share
----------------------------------------------------------------------
         Millions     Millions     Millions      Millions        Yen
          of Yen   %   of Yen   %   of Yen   %    of Yen   %
Interim
 Period
 Ending
 Sept.
 30, 2007 30,200 14.2   1,800 31.3   1,800 (16.1)  1,400 (50.9) 6,780
Year
 Ending
 March
 31, 2008 69,000 20.9   4,600 31.4   5,100   1.0   5,600   3.5 27,122
----------------------------------------------------------------------
(Note) Basic net income per share is calculated using the number of shares of common stock of IIJ as of May 15, 2007. IIJ has issued 2,178 shares of common stock of IIJ, effective May 11, 2007 to make the two consolidated subsidiaries, IIJ Technology Inc. and Net Care, Inc. a 100% owned subsidiary through share exchanges. After this exchange, the number of shares of common stock of IIJ as of May 15, 2007 is 206,478 shares.

4. Others
(1) Change of Condition in Consolidated Subsidiaries during the Fiscal Year Ended March 31, 2007: None
    (Change of Condition in Specific Consolidated Subsidiarieswith the
     Change of Scope of Consolidation)
(2) Changes of Significant Accounting and Reporting Policies for Consolidated Financial Statements
     1) Changes caused by revision   Yes
      of accounting standards:
     2) Others:                      None
(3) The Number of Shares Outstanding (Shares of Common Stock)
     1) The number of shares         For the fiscal
      outstanding:                    year ended
                                      March 31, 2007  204,300 shares
        (inclusive of treasury       For the fiscal
         stock)                       year ended
                                      March 31, 2006  204,300 shares
     2) The number of treasury       For the fiscal
      stock:                          year ended
                                      March 31, 2007  0 shares
                                     For the fiscal
                                      year ended
                                      March 31, 2006  777 shares
     3) The weighted average number  For the fiscal
      of shares outstanding:          year ended
                                      March 31, 2007  195,613 shares
                                     For the fiscal
                                      year ended
                                      March 31, 2006  203,992 shares

    (Note) The numbers of treasury stock for the fiscal year ended March 31, 2006 are the number of shares owned by IIJ's equity method investee multiplied by IIJ's ownership in the equity method investee.

    Forward-looking statements for the target of operation and other notes

    Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding revenues and operating and net profitability are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement.

1. Business Overview

(1) Analysis for Operational Results

a. Overview of Consolidated Results for the fiscal year ended March 31, 2007

   The Japanese economy for the fiscal year ended March 31, 2007 in overall is in a continuous recovery trend reflecting improvements in corporate earnings, followed by the increase of corporate capital investments. However fluctuation in crude oil prices must be watched carefully.

   For the data communication market which IIJ Group belongs to, usage of network is increasing with the introduction of broadband networks. While corporate investment in main-frame computers is decreasing, investment for IP based open system such as network servers is projected to increase and the adoption of IP based network systems including the usage of Internet for mission critical business network is gradually spreading. For IIJ Group, the business environments for the fiscal year ended March 31, 2007 remained favorable with the increase in network integration and outsource services, such as the construction of networks with virtual private network ("VPN") technology, datacenter hosting for network servers and outsource of server operation such as Mail Servers.

   Under such business environment, IIJ Group continues to actively develop and provide value-added, highly reliable network related services along with solutions and systems integration mainly for large to medium scale enterprise and governmental organization use. For Internet connectivity, there has been notable increase in the usage of bandwidth along with the increase in high speed broadband Internet. For value-added services, data center services continue to see strong demand while the need for security solutions and outsource operation for email is also very strong. For systems integrations, construction and maintenance of corporate local area networks and the construction of Internet related Web systems are very strong.

   As for service development, services that meet corporate need for outsourcing such as "IIJ Secure MX service", an ASP type service that provides an array of email security functions necessary for the corporate email system have been released. Also, a pilot project for content delivery architecture has been conducted using Peer-to-Peer (P2P) technology in cooperation with a broadcasting company.

   For the consolidated operational results for the fiscal year ended March 31, 2007, revenue totaled JPY 57,055 million (up 14.5% year-on-year), operating income was JPY 3,500 million (up 45.2% year-on-year), income before income tax benefit was JPY 5,049 million (down 6.1% year-on-year), and net income was JPY 5,410 million (up 13.8% year-on-year). Revenue, operating income, and net income all surpassed its aimed target for the consolidated financial results for the fiscal year ending March 31, 2007.

b. Results of Operation

   1) Operating Revenues

      Revenues for the fiscal year ended March 31, 2007 were JPY 57,055 million (up 14.5% year-on-year).
      --------------------------------------------------------------------------
                            Fiscal Year ended    Fiscal Year ended      YoY %
                              March 31, 2007       March 31, 2006       Change
      --------------------------------------------------------------------------
                              Millions of Yen        Millions of Yen       %
      Connectivity and VAS              24,353                 23,223       4.9
      --------------------------------------------------------------------------
      Systems Integration               30,527                 23,505      29.9
      --------------------------------------------------------------------------
      Equipment Sales                    2,174                  3,085     (29.5)
      --------------------------------------------------------------------------
      Total Revenues                    57,055                 49,813      14.5
      --------------------------------------------------------------------------

     Revenues of connectivity and value-added services ("VAS") were JPY 24,353 (up 4.9% year-on-year) as revenues from dedicated access services and the increase in recurring revenues from VAS grew respectively.

     SI revenues increased to JPY 30,527 million (up 29.9% year-on-year), as one-time revenues from network design, construction and consultation increased along with the steady increase in recurring revenues from network operation and maintenance accordingly with the growth in customer's demands for network investment.

     Equipment sales revenue was JPY 2,174 million (down 29.5% year-on-year).

   2)  Cost of Revenues

      Cost of revenues was JPY 45,968 million (up 12.1% year-on-year).
      --------------------------------------------------------------------------
                            Fiscal Year ended    Fiscal Year ended      YoY %
                              March 31, 2007       March 31, 2006       Change
      --------------------------------------------------------------------------
                             Millions of Yen       Millions of Yen        %
      Connectivity and VAS              20,545                20,078        2.3
      --------------------------------------------------------------------------
      Systems Integration               23,529                18,120       29.8
      --------------------------------------------------------------------------
      Equipment Sales                    1,893                 2,818      (32.8)
      --------------------------------------------------------------------------
      Total Cost of Revenues            45,968                41,016       12.1
      --------------------------------------------------------------------------

     The cost of connectivity and VAS revenues which are mostly fixed cost such as cost for backbone, network related equipment, network operation for network operation center and personnel expenses, was JPY 20,545 million (up 2.3% year-on-year).

     The cost of SI revenues which are mostly variable cost such as personnel expenses, outsourcing expenses and cost of equipment purchased increased to JPY 23,529 million (up 29.8% year-on-year) associated with a significant increase in revenues from systems integration.

     The cost of equipment sales revenues was JPY 1,893 million (down 32.8% year-on-year) as revenues from equipment sales declined.

     3) Sales and Marketing Expenses

     Sales  and   marketing   expenses   were  JPY  3,439   million   (up  11.7%
year-on-year). The increase mainly resulted from an increase in advertising expenses and personnel expenses due to business expansion.

     4) General and Administrative Expenses

     General and administrative expenses were JPY 3,971 million (up 26.2% year-on-year) as personnel expenses arising from business expansion increased. There was also a transitory expenditure of allowance for retirement benefits for directors of JPY 200 million.

     5) Operating Income

     Operating income was JPY 3,500 million (up 45.2% year-on-year). The main reason of increase was the increase in gross margin due to the increase in revenue of VAS and systems integration, despite the increase in both sales and marketing expenses and general and administrative expenses caused by the expansion in business.

     6) Other Income and Others (Loss)

     Other income was JPY 1,548 million, down 47.8% from the prior year due to an impairment loss of JPY 1,363 million on unlisted securities including JPY 1,043 million on the securities of IPMobile Incorporated, despite of the gain from the sale of available-for-sale securities of JPY 3,230 million.

     7) Income before Income Tax Benefit

     Income before income tax benefit was JPY 5,049 million (down 6.1% year-on-year) due to the decrease of other income and others.

     8) Income Tax Benefit, Minority Interests and Equity in Net Loss of Equity Method Investees

     Income tax benefit was JPY 804 million. The benefit was mainly because of differed tax benefit of JPY 1,495 million resulting from a release of valuation allowance against differed income tax assets related to tax operating loss carryforwards and others. Minority interests in earnings of subsidiaries was JPY 233 million and equity in net loss of equity method investees was JPY 210 million.

     9) Net Income

     Net income was JPY 5,410 million (up 13.8% year-on-year).

c. Analysis by Service

     1) Internet connectivity and Value-added services

     Dedicated  access  service  revenues  were  JPY  10,792  million  (up  1.6%
year-on-year) due to increase in the number of contracts of IP service and broadband services used for Internet VPN connection, despite of a decrease in revenues of JPY 468 million caused by the merger of AIH, our former equity method investee into IIJ and its interconnection revenue offset.

     Dial-up access service revenues were JPY 2,416 million (down 9.6% year-on-year) as revenues from individual customers such as IIJ4U has declined. Service termination of one of the major OEM partner has also affected the decline.

     VAS revenues were JPY 7,416 million (up 18.7% year-on-year) as sales of network related outsource services such as email, security and internet VPN grew steadily.

     Other revenues were JPY 3,730 million (up 1.5% year-on-year).

     As a result, revenues from Internet connectivity services and VAS totaled JPY 24,353 million (up 4.9% year-on-year). The gross margin was JPY 3,808 million (up 21.1% year-on-year) and the gross margin ratio was up to 15.6% from 13.5% of the prior year.

      (Connectivity and VAS Revenues, Cost of Revenues and Gross Margin Ratio)
      ------------------------------------------------------------------------------------------------
                                                 Fiscal Year ended    Fiscal Year ended      YoY %
                                                   March 31, 2007       March 31, 2006       Change
      ------------------------------------------------------------------------------------------------
                                                    Millions of Yen     Millions of Yen         %
      Connectivity and VAS Revenues                           24,353              23,223          4.9
      ------------------------------------------------------------------------------------------------
         Dedicated Access Service Revenues                    10,792              10,625          1.6
      ------------------------------------------------------------------------------------------------
         Dial-up Access Service Revenues                       2,416               2,674         (9.6)
      ------------------------------------------------------------------------------------------------
         VAS Revenues                                          7,416               6,250         18.7
      ------------------------------------------------------------------------------------------------
         Other Revenues                                        3,730               3,674          1.5
      ------------------------------------------------------------------------------------------------
      Cost of Connectivity and VAS                            20,545              20,078          2.3
      ------------------------------------------------------------------------------------------------
         Backbone Cost (included in the cost
         of Connectivity and VAS)                              3,516               3,516          0.0
      ------------------------------------------------------------------------------------------------
      Connectivity and VAS Gross Margin Ratio                  15.6%               13.5%           --
      ------------------------------------------------------------------------------------------------

      (Numbers of Internet Connectivity Contracts and Total Contracted Bandwidth)(Numbers of contracts)
      -------------------------------------------------------------------------------------------------
                                                 Fiscal Year ended    Fiscal Year ended
                                                   March 31, 2007       March 31, 2006       Change
      -------------------------------------------------------------------------------------------------
      Dedicated Access Service Revenues                      17,720               14,549        3,171
      -------------------------------------------------------------------------------------------------
         IP Service (narrow band: 64kbps-768kbps)                64                   85          (21)
      -------------------------------------------------------------------------------------------------
         IP Service (mid band: 1Mbps-100Mbps)                   687                  654           33
      -------------------------------------------------------------------------------------------------
         IP Service (broad band: above 100Mbps)                 224                  157           67
      -------------------------------------------------------------------------------------------------
         IIJ T1 Standard and IIJ Economy                         45                  109          (64)
      -------------------------------------------------------------------------------------------------
         IIJ Datacenter Connectivity                            282                  247           35
      -------------------------------------------------------------------------------------------------
         IIJ FiberAccess/F and IIJ DSL/F
             (Broadband Services)                            16,418               13,297        3,121
      -------------------------------------------------------------------------------------------------
      Dial-up Access Service Revenues                       533,963              630,483      (96,520)
      -------------------------------------------------------------------------------------------------
         Under IIJ Brand                                     57,480               62,176       (4,696)
      -------------------------------------------------------------------------------------------------
         OEN                                                476,483              568,307      (91,824)
      -------------------------------------------------------------------------------------------------
                                                         323.5 Gbps           194.9 Gbps   128.6 Gbps
      -------------------------------------------------------------------------------------------------

   2)  Systems integration

     Systems integration revenue was JPY 30,527 million (up 29.9% year-on-year). One-time revenue from the design and construction of network systems was JPY 16,660 million (up 35.5% year-on-year). Recurring revenue from network operation and maintenance steadily increased to JPY 13,867 million (up 23.7% year-on-year). The gross margin from systems integration was JPY 6,998 million (up 30.0% year-on-year) and the gross margin ration was 22.9%.


     (Systems Integration Revenues, Cost of Revenues and Gross Margin Ratio)
      -------------------------------------------------------------------------------------------------
                                                 Fiscal Year ended    Fiscal Year ended       YoY %
                                                   March 31, 2007       March 31, 2006       Change
      -------------------------------------------------------------------------------------------------
                                                  Millions of Yen      Millions of Yen         %
      SI Revenues                                           30,527                23,505         29.9
      -------------------------------------------------------------------------------------------------
         Systems Integration                                16,660                12,296         35.5
      -------------------------------------------------------------------------------------------------
         Outsourced Operation                               13,867                11,209         23.7
      -------------------------------------------------------------------------------------------------
      Cost of SI                                            23,529                18,120         29.8
      -------------------------------------------------------------------------------------------------
      SI Gross Margin Ratio                                  22.9%                 22.9%           --
      -------------------------------------------------------------------------------------------------

     3) Equipment sales

     Revenue from equipment sales was JPY 2,174 million. The gross margin for equipment sales was JPY 281 million and the gross margin ratio was up to 12.9% from 8.7% of the prior year.

     (Equipment Sales Revenue and Cost)
      -------------------------------------------------------------------------------------------------
                                                 Fiscal Year ended    Fiscal Year ended       YoY %
                                                   March 31, 2007       March 31, 2006       Change
      -------------------------------------------------------------------------------------------------
                                                  Millions of Yen       Millions of Yen         %
      Equipment Sales Revenues                               2,174                 3,085        (29.5)
      -------------------------------------------------------------------------------------------------
      Cost of Equipment Sales                                1,893                 2,818        (32.8)
      -------------------------------------------------------------------------------------------------
      Equipment Sales Gross Margin Ratio                     12.9%                  8.7%           --
      -------------------------------------------------------------------------------------------------

d. Target for the fiscal year ended March 31, 2008

   For the fiscal year ending March 31, 2008, we are targeting revenues of JPY 69,000 million (up 20.9% year-on-year), operating income of JPY 4,600 million (up 31.4% year-on-year), income before income tax expense (benefit) of 5,100 million (up 1.0% year-on-year) and net income of 5,600 million (up 3.5% year-on-year).

   The revenue is projected by the estimation of growth in recurring revenue from Internet connectivity service, VAS and operation and maintenance of network system from systems integration, growth in one-time revenue from systems integration and equipment sales, and the sales from hi-ho Inc. ("hi-ho") that is scheduled to be added to the consolidated subsidiary. The operating income is projected by adding up the cost of revenues estimated by the revenue target and the expenses from sales and marketing. Income before income tax expense (benefit) is projected by subtracting the estimated loss of other income and others and adding the gain from sale of available-for-sale securities from the estimated operating income. Net income is projected by adding the differed tax benefit resulting from a release of valuation allowance against differed income tax assets related to tax operating loss carryforwards and others to the income before income tax expense (benefit).

   IIJ, as announced on March 29, 2007, will acquire 100% of the equity of hi-ho and take over the Internet service business and the solution business from Panasonic Network Services Inc. ("PNS") on June 1, 2007. Revenue of JPY 4,500 million and operating income of JPY 200 million is estimated from this acquisition.

   On April 5, 2007, IIJ's board of directors resolved that IIJ make its two consolidated subsidiaries, IIJ Technology Inc. ("IIJ-Tech") and Net Care, Inc. ("Net Care") 100% owned through share exchanges. The share exchange became effective on May 11, 2007 and on the same date the two consolidated subsidiaries became 100% owned. As IIJ-Tech became 100% owned, IIJ Financial Systems ("IIJ-FS") which is fully owned by IIJ-Tech is now fully owned by IIJ through indirect ownership. IIJ America, Inc. has also become fully owned by IIJ by including the number of shares of indirect ownership by IIJ-Tech. The minority interests in those four consolidated subsidiaries will be cleared as the two have become fully owned consolidated subsidiaries of IIJ. Minority interest in earnings of subsidiaries for the fiscal year ending 2007 was JPY 233 Million.

   For the target for the interim period ending September 30, 2007, income before income tax expense (benefit) is estimated to decline from the same interim period of the prior year although the revenue is estimated to grow. This is because income before income tax expense (benefit) of the interim period is projected to decline as gain from sale of available-for-sale securities is estimated to decline compared to the interim period of the prior year. Net income for the interim period is also projected to decline as deferred tax benefits, which occurred in the first half for the fiscal year ended March 31, 2007 are expected to be recognized in the latter half of the fiscal year ending March 31, 2008.

(2) Analysis for Financial Condition

a. Assets, Liabilities and Total Shareholders' Equity

   Total asset at the end of the fiscal year ended March 31, 2007 was JPY 47,693 million, a decrease of JPY 3,012 million compared to the end of the fiscal year ended March 31, 2006. The reason for decrease was mainly due to the decrease in accounts receivable by JPY 2,287 million and decrease in other investments by JPY 5,179 million due to acquisition of securities, sale of available-for-sale securities and recognition of an impairment loss on part of securities, although other asset and intangible asset increased by JPY 2,007 million and JPY 2,244 million respectively. Other investments for the fiscal year ended March 31, 2007 was JPY 2,842 million and of which JPY 1,310 million are of available-for-sale securities. Other asset increased due to an increase in deferred tax assets and an increase in intangible assets due to the increase in goodwill by the additional acquisition of securities of consolidated subsidiaries.

   Indebtedness at the end of the fiscal year ended March 31, 2007 decreased to JPY 13,611 million, a decrease of JPY 2,208 million compared to the end of the fiscal year ended March 31, 2006 mainly due to the repayment of long term borrowings, payable under securities loan agreement and capital lease obligations.

   Total shareholders' equity at the end of the fiscal year ended March 31, 2007 decreased by JPY 110 million to JPY 20,112 million compared to the year ended March 31, 2006. Equity to asset ratio was 42.2%, up by 2.3% compared to the year end the prior fiscal year as total asset declined to JPY 47,693 million.


b. Cash Flows

   We had cash of JPY 13,555 million at the end of the fiscal year ended March 31, 2007, a decrease of JPY 172 million compared to the fiscal year ended March 31, 2006. The decrease is mainly due to the purchase of subsidiary stock from minority shareholders, purchase of short-term and other investments, purchase of property and equipment and repayment of borrowings although there were proceeds from net cash provided by operating activities and the sale of available-for-sale equities.

(Net cash provided by operating activities)

   Net cash provided by operating activities was JPY 7,402 million for the fiscal year ended March 31, 2007, an increase of JPY 843 million compared to the fiscal year ended March 31, 2006. The reason was mainly due to the increase in operating income followed by an increase in revenues from VAS and systems integration.

 (Net cash used in investing activities)

   Net cash used in investing activities was JPY 3,014 million for the fiscal year ended March 31, 2007 compared to the net cash provided by investing activities of JPY 1,805 million of the fiscal year ended March 31, 2006. There were proceeds of JPY 3,994 million from sales and redemption of short-term and other investments, however, JPY 3,078 million, JPY 2,597 million and JPY 1,288 million was used for the purchase of subsidiary stock from minority shareholders, purchase of short-term and other investments, purchase of property and equipment, respectively.

(Net cash used in financing activities)

   Net cash used in financing activities was JPY 4,560 million for the fiscal year ended March 31, 2007 compared to the net cash provided by financing activities of JPY 39 million of the fiscal year ended March 31, 2006. Net cash used in financing activities consisted of proceeds from issuance of short-term borrowings with initial maturities over three months and long-term borrowings of JPY 10,500 million, proceeds from securities loan agreement of JPY 1,058 million, repayments of short-term borrowings with initial maturities over three months and long-term borrowings of JPY 7,640 million, principal payments under capital leases of JPY 3,260 million, net decrease in short-term borrowings of JPY 3,355 million and repayments of securities loan agreement of JPY 2,057 million.

(3) Basic Policy for the Distribution of Profits

   IIJ, while giving full consideration to securing its funds to strengthen its financial position and to prepare for its operation development, seeks to achieve continuous and steady dividends to shareholders.

   IIJ plans to pay its dividend twice a year, at interim and fiscal year-end period based on the Company's article of incorporation. The dividends for interim and fiscal year-end period will be decided at the Company's board of directors and the general meeting of stockholders, respectively.

   The total dividend for the fiscal year ended March 31, 2007, as announced on February 8, 2007 is planned to be JPY 1,500 per share of common stock (year-end) in consideration to the financial results of the fiscal year ended March 31, 2007. For the fiscal year ending March 31, 2008, IIJ targets to pay dividend of JPY 1,500 per share (JPY 750 per share for the interim period and JPY 750 per share for the fiscal year end).

(4) Risk Factors

  The results of operations and financial position of IIJ or the IIJ Group may be adversely and materially impacted by the following and other factors.

- Risk from effects on the IIJ Group's financial results by a lack of improvement of Japan's economy, or a change in economic conditions

-    Risk   from   the  IIJ   Group's   dependence   on  other   companies   for
     telecommunication circuits

- Risk from the IIJ Group's failure to differentiate itself from its competitors due to a decline in its quality of service or risk from an increase of costs to maintain its quality of service

- Risk from the possibility of an interruption of services by the IIJ Group due to natural disasters and/or human errors

- Risk of the IIJ Group's failure to keep and manage its private customer information, such as personal information

- Risk due to the IIJ Group's failure to keep up with technological developments or the necessity of vast financial resources

-    Risk associated with our international business

- Risk from the effects on the IIJ Group's results of operations and financial position by increased price competition in Internet connectivity and value-added services and systems integration

-    Risk associated from the change in backbone circuit costs

-    Risk affected by the failure to manage and control outsourcing costs

- Risk of less achievement in business developments than expected, due to the IIJ Group's failure to differentiate itself from its competitors

-    Risk due to the IIJ Group's  dependence on its executive officers

- Risk of the IIJ Group's failure to attract and control its human resources properly

- Risk associated with a reduction of value of investments into the IIJ Group companies or requirement of additional financial resources

-    Risk arising from NTT, our largest shareholder

-    Risk of failing to achieve expected revenues and profits in the future

- Risk from the IIJ Group's results of operations and financial position being affected by seasonal fluctuations in systems integration and equipment sales (revenues and income tend to increase in the fourth quarter of each fiscal year)

- Risk from the impact on the IIJ Group's results of operations and financial position by fluctuations in the stock prices of companies in which it has invested

- Risk of substantial loss on the IIJ Group's results of operations and financial position

- Risk associated with regulatory matters and new legislation related to the telecommunications

-    Risk associated with legal regulations regarding the internet

- Risk of the IIJ Group's violation of intellectual property rights of other parties

-    Risk of being named as defendants in litigation

- Risk of failing to achieve growth in the group business with the money newly collected

-    Risk of not being able to secure enough funds for the future

- Risk of incurring substantial dilution for shareholders by the sales of additional share of our common stock or securities convertible into our common stock.

   IIJ is planning to disclose a Yuka-shoken-hokokusho, an annual report submitted to the regulatory public organization in Japan in accordance with the laws and regulations in Japan, and an annual report on Form 20-F submitted to United States Securities and Exchange Commission after late in June this year. Please refer to these documents for details of risk regarding IIJ Group's business.

2. Current Status of IIJ Group

(1) Overview of the IIJ Group

   IIJ, which has five consolidated subsidiaries and three equity method investments as of the end of fiscal year ended March 31, 2007, provides mainly enterprises and public organizations that use networks for their business with various reliable and highly value-added network services (Internet connectivity services, value-added services ("VAS"), systems integration ("SI") and equipment sales) based on its Internet technologies comprehensively.

   An overview of the businesses of IIJ and its group companies is as follows:


Company Name                       Overview of Business
--------------------------------------------------------------------------------------------------
                                   IIJ mainly provides Internet connectivity services, value-added services such as security related outsourcing services,
                                   outsourcing services of network and servers and data center services. IIJ also provides design, consultation and
IIJ                                construction of networks and provides equipment for the
                                   construction of networks and its operation and maintenance.
                                   IIJ provides services classified into connectivity and VAS,
                                   SI, and equipment sales in its consolidated financial
                                   statements.
--------------------------------------------------------------------------------------------------
Five Consolidated Subsidiaries
--------------------------------------------------------------------------------------------------
                                   IIJ-Tech mainly provides systems design, consultation,
                                   development, construction, operation and maintenance, and
IIJ Technology Inc. ("IIJ-Tech")   supply of equipment and its operation and maintenance for the construction of systems. IIJ-Tech provides services classified into SI and equipment sales in IIJ's consolidated financial statements.
--------------------------------------------------------------------------------------------------
                                   IIJ-FS mainly provides the development, operation and
IIJ Financial Systems, Inc.        maintenance of systems for financial institutions. IIJ-FS
 ("IIJ-FS")                        provides services classified into SI in IIJ's consolidated financial statements.
--------------------------------------------------------------------------------------------------
                                   Net Care mainly provides the monitoring and operation of
Net Care, Inc. ("Net Care")        networks and outsourced customer support and call centers. Net
                                   Care provides services classified connectivity and VAS and SI in IIJ's consolidated financial statements.
--------------------------------------------------------------------------------------------------
                                   Net Chart mainly provides network construction services, primarily
Net Chart Japan Inc. ("Net Chart") for LANs, such as network installation wiring, installation and set-up of equipment, installation of applications, and operational support.
--------------------------------------------------------------------------------------------------
                                   IIJ America mainly provides Internet connectivity services in the United States and constructs and operates an Internet
IIJ America Inc. ("IIJ America")   backbone in the United States as the IIJ Group's presence in the United States. IIJ America provides services classified into connectivity and VAS in IIJ's consolidated financial
                                   statements.
--------------------------------------------------------------------------------------------------
Three Equity Method Investees
--------------------------------------------------------------------------------------------------
Internet Multifeed Co.             Multifeed was established as a joint venture with NTT Group and
 ("Multifeed")                     mainly operates Internet exchange, distributes high-volume
                                   Internet content, and provides housing services.
--------------------------------------------------------------------------------------------------
Internet Revolution Inc.           i-revo was established as a joint venture with Konami
 ("i-revo")                        Corporation and mainly operates Internet portals.
--------------------------------------------------------------------------------------------------
                                   i-Heart was established as a joint venture with Samsung
i-Heart Inc. ("i-Heart")           Corporation in South Korea and provides data center services in South Korea.
--------------------------------------------------------------------------------------------------

   (Notes)

     1. In March 2007, IIJ has sold all share of atom Co., Ltd. ("atom") a former equity method investee to atom's director and CEO and is no longer an equity method investee as of the end of March 2007.

     2. On March 29, 2007, IIJ announced to acquire 100% of the equity of hi-ho, inc. and take over the internet service business and the solution business from Panasonic Network Services Inc. ("PNS") on June 1, 2007 for JPY 1,200 million.

     3. As of April 5, 2007, IIJ's ownership in IIJ-Tech and Net Care increased to 95.2% and 92.5% respectively, as IIJ had purchased the shares of the companies from their minority shareholders since the end of the interim period ended September 2006.

     4. On April 5, 2007, IIJ's board of directors resolved that IIJ make the two consolidated subsidiaries, IIJ-Tech and Net Care 100% owned through share exchanges. The share exchanges became effective on May 11, 2007 and on the same date the two consolidated subsidiaries became 100% owned. As IIJ-Tech became 100% owned, IIJ Financial Systems ("IIJ-FS") which is fully owned by IIJ-Tech is now fully owned by IIJ through indirect ownership. IIJ America, Inc. has also become fully owned by IIJ by including the number of shares of indirect ownership by IIJ-Tech.

     5. In April 2007, IIJ has entered a joint venture agreement with US-based GDX Network, Inc., a 100% owned subsidiary of US-based MX Logic, Inc., to form GDX Japan, K.K., which will provide a new-generation message exchange network service. IIJ holds 51% of the shares of GDX Japan, K.K.

     6. In April 2007, IIJ and Hirata Corporation ("Hirata") have agreed to partner with Taihei Computer Co., Ltd. ("TCC"), a second-tier subsidiary of Hirata, on the management of customer loyalty reward program systems. IIJ will make an investment of JPY 235 million in TCC by a third-party stock allocation and add TCC to its equity method investee, a 45% participation. After this investment, IIJ and Hirata Corporation will jointly manage TCC.

In addition to the above, NTT is IIJ's affiliated  company.

     (2) Business Diagram

     The overview of IIJ Group's business illustrated as followed:

-----------------------------------------------------------------------------------------------------------
|  -----------------------------------------------------------------------------------------------------  |
|  |                                            Customers                                              |  |
|  -----------------------------------------------------------------------------------------------------  |
|                                                    ^                                                    |
|                                                    | Connectivity and VAS, SI and equipment sales       |
| ------------------------------------------------------------------------------------------------------- |
| |  -------------------------------------------------------------------------------------------------- | |
| |  |                                              IIJ                                               | | |
| |  -------------------------------------------------------------------------------------------------- | |
| |                                             |  ^  ^  |                                              | |
| |       Consolidated                          |  .  .  |                         Equity Method        | |
| |       Subsidiaries         Purchase         |  .  .  |                           Investees          | |
| |       ------------         Outsourcing      |  .  .  | Selling services        -------------        | |
| |  ----------------------- .......................  ......................--------------------------  | |
| |  |      IIJ-Tech       | <------------------|  .     |                  |        Multifeed       |  | |
| |  |                     |                    |  .     |----------------> |                        |  | |
| |  -----------------------   Selling services |  .     | Selling services --------------------------  | |
| |                            Outsourcing      |  .     |                                              | |
| |                                             |  .     |                                              | |
| |  -----------------------                    |  .     |                  --------------------------  | |
| |  |       IIJ-FS        | <------------------|  .     |                  |         i-revo         |  | |
| |  |                     |                    |  .     |----------------> |                        |  | |
| |  -----------------------   Selling services |  .     | Selling services --------------------------  | |
| |                                             |  .     | Outsourcing                                  | |
| |                            Outsourcing      |  .     |                                              | |
| |  ----------------------- .......................     |                                              | |
| |  |      Net Care       |                    |  .     |                                              | |
| |  |                     | <------------------|  .     |                  -------------------------   | |
| |  -----------------------   Selling services |  .     |                  |         i-Heart       |   | |
| |                            Outsourcing      |  .     | ---------------> |                       |   | |
| |                                             |  .       Advance          -------------------------   | |
| |                            Outsourcing      |  .                                                    | |
| |                         Network costruction |  .                                                    | |
| |  ----------------------- .......................                                                    | |
| |  |      Net Chart      |                    |  .                                                    | |
| |  |                     | <------------------|  .                                                    | |
| |  -----------------------   Selling services |  .                                                    | |
| |                                             |  .                                                    | |
| |                                             |  .                                                    | |
| |                            Selling services |  .                                                    | |
| |                            Outsourcing      |  .                                                    | |
| |  ----------------------- .......................                                                    | |
| |  |     IIJ America     |                    |                                                       | |
| |  |                     | <------------------|                                                       | |
| |  -----------------------   Selling services                                                         | |
| |                                                                                                     | |
| |  ------------------------------------------------------------------------------------------------   | |
|  --|                                          IIJ Group                                           |---- |
|    ------------------------------------------------------------------------------------------------     |
|                    ^                               ^                              ^                     |
|                    | Purchase of                   | Outsourcing                  | Equipment sales,    |
|                    | telecommunications lines      |                              | purchase and lease  |
|    ---------------------------------    ----------------------          ------------------------------- |
|    |        Telecommunication      |    |  Outside Suppliers |          | Telecommunication Equipment | |
|    |       Carriers and Others     |    |                    |          | Manufacturers, Vendors and  | |
|    |                               |    |                    |          |      Leasing Companies      | |
|    ---------------------------------    ----------------------          ------------------------------- |
|                                                                                                         |
|  (Notes)                                                                                                |
|  1. The diagram above illustrates the overview of principal transactions between IIJ and IIJ's          |
|     affiliated companies.                                                                               |
|  2. <--- shows transactions from IIJ to each of the IIJ Group companies. <... shows transactions from   |
|     each of the IIJ Group companies to IIJ.                                                             |
|  3. Telecommunications carriers include Nippon Telegraph and Telephone East Corporation ("NTT East"),   |
|     Nippon Telegraph and Telephone West Corporation ("NTT West") and NTT Communications, Inc. ("NTT     |
|     Communications"), that are the subsidiaries of IIJ's other related company as defined in the        |
|     disclosure rules of the Tokyo Stock Exchange, NTT.                                                  |
-----------------------------------------------------------------------------------------------------------

3. Management Policies

(1) Basic Management Policies

   IIJ aims to contribute in creating a new market and in innovating industries by leading the information society of Japan with internet technology. By practicing its management philosophy, it also continuously seeks to maximize its corporate value and to fulfill its social responsibility.

(2) Target Management Indicators

   In conducting its business activities, the IIJ Group closely considers the composition of total revenues, profitability, financial position, and other factors. The IIJ Group is making efforts to enhance its profitability by increasing revenues and controlling costs and general and administrative expenditures, while closely watching its revenue growth ratio, gross margin ratio, operating margin ratio and other figures.

(3) Medium and Long-term Business Strategies

   The IIJ Group recognizes that customer needs and demands for the use of network system will become more advanced and diverse as internet use in business and public organizations are increasing due to the expand in broadband network. We foresee a favorable business environment to continue as higher reliability and outsourcing needs for network system will continue to increase affected by the needs for security solutions. On the contrary, we see that the competition with competitors for internet connectivity, value-added services and systems integration will further deepen. While price competitions for Internet connectivity services are still severe, we believe we can be competitive by providing solutions together with value-added services and systems integration. We believe that it is important to promote its research and development for Internet, to continuously provide our customers with reliable and value-added solutions for the enhancement of the IIJ Group business.

(4) Issues that should be addressed

   Although the environment surrounding the IIJ Group is very favorable, it is important for the IIJ Group to continue to provide reliable and highly value-added services at the right timing to capture the needs for network system of enterprises and public organizations. It is also important for the medium and long term business to investigate the opportunity of business enhancement by M&A and creating new business, to promote partnerships with business partners. We believe it is very important to enhance its corporate governance as a group to promote an effective business.

   In the fiscal year ended March 31, 2007, the IIJ Group will continue its efforts to increase revenues and profits, promote its research and development, introduce new services, investigate business partnerships including investments and enhance its corporate governance.

   It is also important for the IIJ Group to attract and educate excellent engineers and sales personnel to maintain its growth in the future, and the IIJ Group is especially focusing on educating recent graduates. The IIJ Group recruited 82 recent graduates in the fiscal year ended March 31, 2007 and 83 recent graduates joined the IIJ Group in April 2007.

(5) Other  Issues to be addressed

   IIJ provides Internet connectivity services for the amount of JPY 702 thousand, to Applied Research Institute, Inc. which Koichi Suzuki, president and CEO of IIJ has 100% voting right. It is conducted under normal business relationship.




Consolidated Financial Statements (Unaudited)
(From April 1, 2006 through March 31, 2007)

(1) Consolidated Balance Sheets
----------------------------------------------------------------------
                                          As of March 31,
                  As of March 31, 2007           2006        Change
----------------------------------------------------------------------
               Thousands
                of U.S.  Thousands        Thousands        Thousands
                Dollars     of Yen    %      of Yen    %      of Yen
----------------------------------------------------------------------
ASSETS
CURRENT ASSETS:
  Cash          115,299  13,554,544       13,727,021         (172,477)
  Accounts
   receivable,
   net of
   allowance
   for doubtful
   accounts of
   JPY 32,489
   thousand and
   JPY 23,411
   thousand at
   March 31,
   2007 and
   March 31,
   2006,
   respectively  82,305   9,675,725       11,962,304       (2,286,579)
  Short term
   investment       103      12,093                -           12,093
  Inventories     9,451   1,111,086          851,857          259,229
  Prepaid
   expenses       8,959   1,053,270        1,031,325           21,945
  Other current
   assets, net
   of allowance
   for doubtful
   accounts of
   JPY 4,570
   thousand and
   JPY 33,250
   thousand at
   March 31,
   2007 and
   March 31,
   2006,
   respectively   7,916     930,571          214,121          716,450
               ---------------------      -----------      -----------
    Total
     current
     assets     224,033  26,337,289  55.2 27,786,628  54.8 (1,449,339)
INVESTMENTS IN
 AND ADVANCES
 TO EQUITY
 METHOD
 INVESTEES, net
 of loan loss
 valuation
 allowance of
 JPY 16,701
 thousand at
 March 31, 2007
 and March 31,
 2006.            7,302     858,490   1.8  1,162,971   2.3   (304,481)
OTHER
 INVESTMENTS     24,173   2,841,741   6.0  8,020,705  15.8 (5,178,964)
PROPERTY AND
 EQUIPMENT--Net  83,637   9,832,396  20.6 10,299,496  20.3   (467,100)
INTANGIBLE
 ASSETS--Net     24,472   2,876,894   6.0    632,594   1.2  2,244,300
GUARANTEE
 DEPOSITS        14,343   1,686,141   3.5  1,549,653   3.1    136,488
OTHER ASSETS,
 net of
 allowance for
 doubtful
 accounts of
 JPY 69,050
 thousand and
 JPY 40,980
 thousand at
 March 31, 2007
 and March 31,
 2006,
 respectively    27,731   3,260,053   6.9  1,252,942   2.5  2,007,111
               ---------------------      -----------      -----------
TOTAL           405,691  47,693,004 100.0 50,704,989 100.0 (3,011,985)
               ---------------------      -----------      -----------

                 As of March 31,          As of March 31,
                      2007                      2006         Change
----------------------------------------------------------------------
              Thousands
               of U.S. Thousands of      Thousands of      Thousands
               Dollars      Yen      %        Yen      %      of Yen
----------------------------------------------------------------------
LIABILITIES
 AND
 SHAREHOLDERS'
 EQUITY
CURRENT
 LIABILITIES:
 Short-term
  borrowings    51,463   6,050,000         4,555,000        1,495,000
 Long-term
  borrowings-
  current
  portion        2,467     290,000         1,989,963       (1,699,963)
 Payable under
  securities
  loan
  agreement          -           -           999,600         (999,600)
 Capital lease
  obligations-
  current
  portion       25,121   2,953,173         3,003,914          (50,741)
 Accounts
  payable       72,004   8,464,835        10,107,942       (1,643,107)
 Accrued
  expenses       7,633     897,355           540,027          357,328
 Accrued
  retirement
  and pension
  costs             72       8,428                 -            8,428
 Other current
  liabilities   21,003   2,469,058         1,702,208          766,850
              ---------------------      ------------      -----------
  Total
   current
   liabilities 179,762  21,132,849  44.3  22,898,654  45.2 (1,765,805)
LONG-TERM
 BORROWINGS          -           -     -     290,000   0.6   (290,000)
CAPITAL LEASE
 OBLIGATIONS--
 Noncurrent     36,733   4,318,309   9.1   4,980,659   9.8   (662,350)
ACCRUED
 RETIREMENT
 AND PENSION
 COSTS           6,380     750,042   1.5     223,332   0.4    526,710
OTHER
 NONCURRENT
 LIABILITIES     4,803     564,618   1.2     827,086   1.6   (262,468)
              ---------------------      ------------      -----------
  Total
   Liabilities 227,678  26,765,818  56.1  29,219,731  57.6 (2,453,913)
              ---------------------      ------------      -----------
MINORITY
 INTEREST        6,934     815,182   1.7   1,263,320   2.5   (448,138)
              ---------------------      ------------      -----------
COMMITMENTS
 AND
 CONTINGENCIES       -           -     -           -     -          -
SHAREHOLDERS'
 EQUITY:

 Common-stock
  -authorized,
  377,600
  shares;
  issued and
  outstanding,
  204,300
  shares at
  March 31,
  2007 and
  March 31,
  2006         143,194  16,833,847  35.3  16,833,847  33.2          0
 Additional
  paid-in
  capital      226,261  26,599,217  55.8  26,599,217  52.5          0
 Accumulated
  deficit     (206,454)(24,270,769)(50.9)(29,680,482)(58.5) 5,409,713
Accumulated
 other
 comprehensive
 income          8,078     949,709   2.0   6,553,594  12.9 (5,603,885)
 Treasury
  stock--777
  shares held
  by an equity
  method
  investee at
  March 31,
  2006               -           -     -     (84,238) (0.2)    84,238
              ---------------------      ------------      -----------
Total
 shareholders'
 equity        171,079  20,112,004  42.2  20,221,938  39.9   (109,934)
              ---------------------      ------------      -----------
TOTAL          405,691  47,693,004 100.0  50,704,989 100.0 (3,011,985)
              ---------------------      ------------      -----------

----------------------------------------------------------------------

(Note)
The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.56, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2007.

(2) Consolidated Statements of Income
----------------------------------------------------------------------
                                       Fiscal Year Ended March 31,
                                                    2007
                                      --------------------------------
                                      Thousands               % of
                                       of U.S.  Thousands     total
                                       Dollars     of Yen    revenues
----------------------------------------------------------------------
REVENUES:
  Connectivity and value-added
   services:
    Dedicated access                    91,797  10,791,703
    Dial-up access                      20,554   2,416,307
    Value-added services                63,079   7,415,533
    Other                               31,725   3,729,633
                                      ---------------------
      Total                            207,155  24,353,176
  Systems integration                  259,672  30,527,081
  Equipment sales                       18,496   2,174,324
                                      ---------------------
      Total revenues                   485,323  57,054,581     100.0
                                      ---------------------
COST AND EXPENSES:
  Cost of connectivity and value-added
   services                            174,765  20,545,358
  Cost of systems integration          200,145  23,529,045
  Cost of equipment sales               16,104   1,893,216
                                      ---------------------
      Total cost                       391,014  45,967,619      80.6
  Sales and marketing                   29,251   3,438,725       6.0
  General and administrative            33,776   3,970,692       7.0
  Research and development               1,508     177,273       0.3
                                      ---------------------
      Total cost and expenses          455,549  53,554,309      93.9
                                      ---------------------
OPERATING INCOME                        29,774   3,500,272       6.1
                                      ---------------------
OTHER INCOME:
  Interest income                          196      23,037
  Interest expense                      (3,381)   (397,439)
  Foreign exchange gains (losses)           (3)       (297)
  Gain on other investments--net        15,877   1,866,510
  Other--net                               482      56,605
                                      ---------------------
      Other income--net                 13,171   1,548,416       2.7
                                      ---------------------
INCOME FROM
OPERATIONS BEFORE
INCOME TAX EXPENSE
(BENEFIT), MINORITY
INTERESTS AND EQUITY
IN NET LOSS OF EQUITY
METHOD INVESTEES                        42,945   5,048,688       8.8
                                      ---------------------
INCOME TAX EXPENSE
(BENEFIT)                               (6,839)   (803,943)     (1.4)
MINORITY INTERESTS IN
EARNINGS OF
SUBSIDIARIES                            (1,979)   (232,719)     (0.4)
EQUITY IN NET LOSS OF
EQUITY METHOD
INVESTEES                               (1,788)   (210,199)     (0.3)
                                      ---------------------
NET INCOME                              46,017   5,409,713       9.5
----------------------------------------------------------------------

(2) Consolidated Statements of Income
----------------------------------------------------------------------
                                      Fiscal Year Ended
                                         March 31, 2006      Change
                                    ----------------------------------
                                                   % of
                                     Thousands     total   Thousands
                                        of Yen    revenues    of Yen
----------------------------------------------------------------------
REVENUES:
  Connectivity and value-added
   services:
    Dedicated access                 10,625,268               166,435
    Dial-up access                    2,673,808              (257,501)
    Value-added services              6,249,891             1,165,642
    Other                             3,673,872                55,761
                                    ------------           -----------
      Total                          23,222,839             1,130,337
  Systems integration                23,504,537             7,022,544
  Equipment sales                     3,085,208              (910,884)
                                    ------------           -----------
      Total revenues                 49,812,584     100.0   7,241,997
                                    ------------           -----------
COST AND EXPENSES:
  Cost of connectivity and value-
   added services                    20,077,990               467,368
  Cost of systems integration        18,120,418             5,408,627
  Cost of equipment sales             2,818,036              (924,820)
                                    ------------           -----------
      Total cost                     41,016,444      82.4   4,951,175
  Sales and marketing                 3,079,526       6.2     359,199
  General and administrative          3,147,315       6.3     823,377
  Research and development              158,155       0.3      19,118
                                    ------------           -----------
      Total cost and expenses        47,401,440      95.2   6,152,869
                                    ------------           -----------
OPERATING INCOME                      2,411,144       4.8   1,089,128
                                    ------------           -----------
OTHER INCOME:
  Interest income                        13,099                 9,938
  Interest expense                     (437,364)               39,925
  Foreign exchange gains (losses)         3,470                (3,767)
  Gain on other investments--net      3,197,690            (1,331,180)
  Other--net                            190,520              (133,915)
                                    ------------           -----------
      Other income--net               2,967,415       6.0  (1,418,999)
                                    ------------           -----------
INCOME FROM
OPERATIONS BEFORE
INCOME TAX EXPENSE
(BENEFIT), MINORITY
INTERESTS AND EQUITY
IN NET LOSS OF EQUITY
METHOD INVESTEES                      5,378,559      10.8    (329,871)
                                    ------------           -----------
INCOME TAX EXPENSE
(BENEFIT)                               257,360       0.5  (1,061,303)
MINORITY INTERESTS IN
EARNINGS OF
SUBSIDIARIES                           (353,883)     (0.7)    121,164
EQUITY IN NET LOSS OF
EQUITY METHOD
INVESTEES                               (13,746)     (0.1)   (196,453)
                                    ------------           -----------
NET INCOME                            4,753,570       9.5     656,143
----------------------------------------------------------------------

                                  Fiscal Year Ended  Fiscal Year Ended
                                    March 31, 2007    March 31, 2006
                                 -------------------------------------
                                   U.S.
                                   Dollars    Yen           Yen
----------------------------------------------------------------------
BASIC WEIGHTED-
AVERAGE NUMBER OF
SHARES                                      203,992           195,613
DILUTED WEIGHTED-
AVERAGE NUMBER OF
SHARES                                      204,244           195,955
BASIC NET INCOME PER
SHARE                                  226   26,519            24,301
DILUTED NET INCOME
PER SHARE                              225   26,487            24,258
----------------------------------------------------------------------

(Note)

1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.56, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2007.

2) IIJ conducted a 1 for 5 stock split effective on October 11, 2005. The numbers of shares of common stock authorized, and issued and outstanding, and shares held by an equity method investee in this table are calculated with the assumption that the stock split was made at the beginning of FY2005.

(3) Consolidated Statements of Shareholders' Equity
Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2007
                                              (Unit: Thousands of Yen)
----------------------------------------------------------------------


                         Shares of
                           Common
                           Stock
                         Outstanding
                         (Including
                          Treasury             Additional
                           Stock)     Common     Paid-in  Accumulated
                          (Shares)     Stock     Capital     Deficit
----------------------------------------------------------------------
BALANCE, APRIL 1, 2006      204,300 16,833,847 26,599,217 (29,680,482)
Net income                                                  5,409,713
Other comprehensive
 loss, net of tax
Total comprehensive loss
Adjustment to initially
apply SFAS158, net of
 tax
Decrease of common stock
 due to exclusion of an
 equity method investee
----------------------------------------------------------------------
BALANCE, MARCH 31, 2007     204,300 16,833,847 26,599,217 (24,270,769)
                        ----------------------------------------------


                                     Accumulated
                                         Other
                                     Comprehensive Treasury
                                         Income      Stock    Total
----------------------------------------------------------------------
BALANCE, APRIL 1, 2006                   6,553,594 (84,238)20,221,938
Net income                                                  5,409,713
Other comprehensive loss, net of tax    (5,492,154)        (5,492,154)
                                                           -----------
Total comprehensive loss                                      (82,441)
Adjustment to initially
apply SFAS158, net of tax                 (111,731)          (111,731)
Decrease of common stock due to
 exclusion of an equity method
 investee                                           84,238     84,238
----------------------------------------------------------------------
BALANCE, MARCH 31, 2007                    949,709       0 20,112,004
                                    ----------------------------------

Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2007
                                     (Unit: Thousands of U.S. Dollars)
----------------------------------------------------------------------

                              Shares of
                                Common
                                Stock
                              Outstanding
                              (Including
                               Treasury          Additional
                                Stock)   Common   Paid-in  Accumulated
                               (Shares)    Stock   Capital   Deficit
----------------------------------------------------------------------
BALANCE, APRIL 1, 2006           204,300 143,194   226,261   (252,471)
Net income                                                     46,017
Other comprehensive loss, net
 of tax
Total comprehensive loss
Adjustment to initially apply
 SFAS158, net of tax
Decrease of common stock due
 to exclusion of an equity
 method investee
BALANCE, MARCH 31, 2007          204,300 143,194   226,261   (206,454)
                             -----------------------------------------

----------------------------------------------------------------------

                                       Accumulated
                                          Other
                                       Comprehensive Treasury
                                          Income       Stock   Total
----------------------------------------------------------------------
BALANCE, APRIL 1, 2006                       55,747     (717) 172,014
Net income                                                     46,017
Other comprehensive loss, net of tax        (46,718)          (46,718)
                                                              --------
Total comprehensive loss                                         (701)
Adjustment to initially apply SFAS158,
 net of tax                                    (951)             (951)
Decrease of common stock due to
 exclusion of an equity method
 investee                                                717      717
BALANCE, MARCH 31, 2007                       8,078        0  171,079
                                      --------------------------------

----------------------------------------------------------------------

(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.56, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2007.

Consolidated statements of shareholders' equity for the fiscal year ended March 31, 2006
                                              (Unit: Thousands of Yen)
----------------------------------------------------------------------

                         Shares of
                           Common
                           Stock
                         Outstanding
                         (Including
                          Treasury             Additional
                           Stock)     Common     Paid-in  Accumulated
                          (Shares)     Stock     Capital     Deficit
----------------------------------------------------------------------
BALANCE, APRIL 1, 2005      191,800 13,765,372 23,637,628 (34,434,052)
Net income                                                  4,753,570
Other comprehensive
 loss, net of tax
Total comprehensive
 income
Issuance of common
 stock, net of
issuance cost                12,500  3,068,475  2,961,589
Purchase of common stock
 by an equity method
 investee
----------------------------------------------------------------------
BALANCE, MARCH 31, 2006     204,300 16,833,847 26,599,217 (29,680,482)
                        ----------------------------------------------

                                    Accumulated
                                       Other
                                    Comprehensive Treasury
                                       Income       Stock     Total
----------------------------------------------------------------------
BALANCE, APRIL 1, 2005                 8,690,125  (44,000) 11,615,073
Net income                                                  4,753,570
Other comprehensive loss, net of
 tax                                  (2,136,531)          (2,136,531)
                                                           -----------
Total comprehensive income                                  2,617,039
Issuance of common stock, net of
issuance cost                                               6,030,064
Purchase of common stock by an
 equity method investee                           (40,238)    (40,238)
----------------------------------------------------------------------
BALANCE, MARCH 31, 2006                6,553,594  (84,238) 20,221,938
                                   -----------------------------------

(4) Condensed Consolidated Statements of Cash Flows
----------------------------------------------------------------------
                                                Fiscal Year
                                                   Ended
                             Fiscal Year Ended   March 31,
                               March 31, 2007       2006     Change
                            ------------------------------------------
                            Thousands
                             of U.S. Thousands  Thousands  Thousands
                             Dollars    of Yen     of Yen     of Yen
----------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                  46,017  5,409,713  4,753,570    656,143
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
    Depreciation and
     amortization             35,965  4,228,048  4,209,037     19,011
    Provision for (reversal
     of) doubtful accounts
     and advances                104     12,232    (12,009)    24,241
    Gains on other
     investments--net        (15,877)(1,866,510)(3,197,690) 1,331,180
    Foreign exchange losses
     (gains)                      19      2,226     (7,825)    10,051
    Equity in net loss of
     equity method investees   1,788    210,199     13,746    196,453
    Minority interests in
     earnings of
     subsidiaries              1,979    232,719    353,883   (121,164)
    Deferred income tax
     benefit                 (12,714)(1,494,685)  (230,841)(1,263,844)
    Others                     4,542    534,035    215,480    318,555
  Changes in operating
   assets and liabilities:
    Decrease (increase) in
     accounts receivable      20,212  2,376,126 (4,460,173) 6,836,299
    Increase in inventories,
     prepaid expenses and
     other current and
     noncurrent assets       (10,505)(1,235,003)(1,390,398)   155,395
    Decrease (increase) in
     accounts payable        (15,932)(1,872,969) 4,975,623 (6,848,592)
    Increase in accrued
     expenses, other current
     and noncurrent
     liabilities               7,361    865,376  1,336,421   (471,045)
----------------------------------------------------------------------
       Net cash provided by
        operating activities  62,959  7,401,507  6,558,824    842,683
----------------------------------------------------------------------
INVESTING ACTIVITIES:
  Purchase of property and
   equipment                 (10,955)(1,287,906)  (919,366)  (368,540)
  Purchase of short-term and
   other investments         (22,091)(2,597,020)  (674,569)(1,922,451)
  Investment in an equity
   method investee                 -          -   (750,000)   750,000
  Proceeds from sales of
   investment in an equity
   method investee             1,581    185,900          -    185,900
  Purchase of subsidiary
   stock from minority
   shareholders              (26,180)(3,077,764)  (192,142)(2,885,622)
  Proceeds from sales and
   redemption of short-term
   and other investments      33,977  3,994,361  3,613,239    381,122
  Acquisition of a newly
   controlled company, net
   of cash acquired                -          -    229,457   (229,457)
  Acquisition of businesses     (636)   (74,751)         -    (74,751)
  Refund (payment) of
   guarantee deposits--net    (1,007)  (118,411)   506,795   (625,206)
  Other                         (324)   (38,020)    (8,564)   (29,456)
----------------------------------------------------------------------
        Net cash provided by
         (used in) investing
         activities          (25,635)(3,013,611) 1,804,850 (4,818,461)
----------------------------------------------------------------------

                                                Fiscal Year
                                                   Ended
                             Fiscal Year Ended   March 31,
                               March 31, 2007       2006     Change
                            ------------------------------------------
                            Thousands
                             of U.S. Thousands  Thousands  Thousands
                             Dollars    of Yen     of Yen     of Yen
----------------------------------------------------------------------
FINANCING ACTIVITIES:
  Proceeds from issuance of
   short-term borrowings
   with initial maturities
   over three months and
   long-term borrowings       89,316 10,500,000  1,000,000  9,500,000
  Repayments of short-term
   borrowings with initial
   maturities over three
   months and long-term
   borrowings                (64,988)(7,639,963)(2,986,056)(4,653,907)
  Proceeds from securities
   loan agreement              8,997  1,057,680  4,897,040 (3,839,360)
  Repayments of securities
   loan agreement            (17,500)(2,057,280)(5,626,960) 3,569,680
  Principal payments under
   capital leases            (27,729)(3,259,875)(3,105,519)  (154,356)
  Net decrease in short-term
   borrowings                (28,538)(3,355,000)  (169,633)(3,185,367)
  Proceeds from issuance of
   subsidiary stock to
   minority shareholders       1,656    194,679          -    194,679
  Proceeds from issuance of
   common stock, net of
   issuance cost                   -          -  6,030,064 (6,030,064)
----------------------------------------------------------------------
    Net cash provided by
     (used in) financing
     activities              (38,786)(4,559,759)    38,936 (4,598,695)
----------------------------------------------------------------------

EFFECT OF EXCHANGE RATE
 CHANGES ON CASH                  (5)      (614)    37,934    (38,548)

NET INCREASE (DECREASE) IN
 CASH                         (1,467)  (172,477) 8,440,544 (8,613,021)
CASH, BEGINNING OF EACH
 PERIOD                      116,766 13,727,021  5,286,477  8,440,544
----------------------------------------------------------------------
CASH, END OF EACH PERIOD     115,299 13,554,544 13,727,021   (172,477)
----------------------------------------------------------------------

----------------------------------------------------------------------
ADDITIONAL CASH FLOW
 INFORMATION:
Interest paid                  3,262    383,461    426,692    (43,231)
Income taxes paid              2,959    347,826    148,101    199,725

NONCASH INVESTING AND
 FINANCING ACTIVITIES:
  Acquisition of assets by
   entering into capital
   leases                     22,667  2,664,706  3,842,952 (1,178,246)
  Exchange of common stock
   investment due to merger:
    Market value of common
     shares acquired               -          -      7,390     (7,390)
    Cost of investment             -          -      2,584     (2,584)
  Acquisition of business
   and a company:
    Assets acquired            2,010    236,307    843,485   (607,178)
    Cash paid                   (636)   (74,751)  (733,589)   658,838
    Liabilities assumed        1,374    161,556    109,896     51,660
----------------------------------------------------------------------

(Note)
1) The U.S. dollar amounts represent translations of yen amounts at the rate of JPY 117.56, which was the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York prevailing as of March 30, 2007.



Principal Standard Items for Preparation of Consolidated Financial Statements
-----------------------------------------------------------------------------

The Terminology, Form, and Preparation Methods for the Consolidated Financial Statements

  The consolidated financial statements have been prepared under the accounting principles, procedures and ways of presentations requested for the issuance of American Depository Receipts ("ADRs") and others (generally accepted accounting principles in the United States of America ("U.S. GAAP"), including Accounting Research Bulletins ("ARB"), Accounting Principles Board ("APB") Opinions, Statement of Financial Accounting Standards ("SFAS") and related interpretation guidelines) in accordance with the provisions of article 87 "provisions for the terminology, form, and preparation methods for consolidated financial statements" (Ministry of Finance, ordinance No. 28, 1976).

  IIJ registered the issuance of ADR under the United States Securities and Exchange Commission ("the United States SEC") and listed the ADR on NASDAQ market ("NASDAQ National Market") in August 1999. Accordingly, IIJ regularly files its annual report on Form 20-F in English with the United States SEC, including consolidated financial statements in English prepared under U.S. GAAP, in accordance with Rule 13 of the U.S. Securities Exchange Act of 1934, as amended.

Summary of Significant Accounting Policies

Basis of Presentation

   IIJ maintains its record in  accordance  with  generally accepted  accounting principles in Japan. Certain adjustment and reclassifications have been incorporated in the consolidated financial statements to conform to generally accepted accounting principles in the U.S. GAAP. These adjustments were not recorded in the statutory accounts.

Consolidation

   The consolidated financial statements include the accounts of IIJ and all of its subsidiaries, Net Care, Inc. ("Net Care"), IIJ Technology Inc. ("IIJ-Tech"), IIJ Financial Systems Inc. ("IIJ-FS"), Net Chart Japan Inc. ("Net Chart") and IIJ America, Inc. ("IIJ America"), which have fiscal years ending March 31, except for IIJ America. IIJ America's fiscal year end is December 31 and such date was used for purposes of preparing the consolidated financial statements as it is not practicable for the subsidiary to report its financial results as of March 31. There were no significant events that occurred during the intervening period that would require adjustment to or disclosure in the consolidated financial statements. Significant inter-company transactions and balances have been eliminated in consolidation. Investments in companies over which IIJ has significant influence but do not control are accounted for by the equity method. For other than a temporary decline in the value of investments in equity method investee below the carrying amount, the investment is reduced to fair value and an impairment loss is recognized.

   A subsidiary or equity method investee may issue its shares to third parties at amounts per share in excess of or less than the Company's average per share carrying value. With respect to such transactions, the resulting gains or losses arising from the change in ownership are recorded in income for the year in which such shares are issued.

Use of Estimates

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions used are primarily in the areas of impairment loss on advances to equity method investee, valuation allowances for deferred tax assets, allowance for doubtful accounts, and estimated lives of fixed assets. Actual results could differ from those estimates.

Revenue Recognition

   Revenues from customer connectivity services consist principally of dedicated Internet access services and dial-up Internet access services. Dedicated Internet access services represent full-line IP services and standard-level IP services (T1 Standard, IIJ FiberAccess/F Service and others). Dial-up Internet access services are provided to both enterprises and individuals (IIJ4U). The term of these contracts is one year for dedicated Internet access services and generally one month for dial-up Internet access services. All these services are billed and recognized monthly on a straight-line basis.

   Value-added service revenues consist principally of sales of various Internet access-related services such as firewall services. Value-added services also include monthly fees from data center services such as housing, monitoring, and security services. Other revenues under connectivity and value-added services consist principally of call-center customer support and wide-area network services to construct networks that connect multiple operational sites for customers. The terms of these services are generally for one year and revenues are recognized on a straight-line basis during the service period.

   Initial set up fees received in connection with connectivity services and value-added services are deferred and recognized over the contract period.

   Systems integration revenues consist principally of the consultation of Internet network systems, design, development or construction and related maintenance, monitoring and other operating services. The period for the development of the systems or designs is less than one year and revenues are recognized when network systems and equipment are delivered and accepted by the customer. The development of the Internet network systems or design includes multiple element arrangements such as consultation, planning, systems design, and construction services, and equipment and software purchased from third parties. When the equipment or software is delivered prior to other elements of the arrangement or systems construction, revenue is deferred until other service elements are completed and accepted by the customer. Maintenance, monitoring, and operating service revenues are recognized ratably over the separate contract period, which is generally for one year.

   Systems integration service is subject to the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board ("FASB") Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables" which was adopted as of April 1, 2004.

   Equipment sales are reported on a gross basis or net basis in accordance with EITF Issue No. 99-19 "Reporting Revenue Gross as a Principal versus Net as an Agent". Revenues are recognized when equipments are delivered and accepted by the customer.

Allowance for Doubtful Accounts

   An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company's past credit loss experience and an evaluation of potential losses in the receivables outstanding.

Other Investments

   In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," all marketable equity securities are classified as available-for-sale securities, which are accounted for at fair value with unrealized gains and losses excluded from earnings and reported in accumulated other comprehensive income (loss). The cost of securities sold is determined based on average cost.

   The Company reviews the fair value of available-for-sale investments on a regular basis to determine if the fair value of any individual investment has declined below its cost and if such decline is other than temporary. If the decline in value is judged to be other than temporary, the cost basis of the investment is written down to fair value. Other than temporary declines in value are determined taking into consideration the extent of decline in fair value, the length of time that the decline in fair value below cost has existed and events that might accelerate the recognition of impairment. The resulting realized loss is included in the consolidated statements of operations in the period in which the decline was deemed to be other than temporary.

   Non-marketable equity securities are carried at cost as fair value is not readily determinable. If the value of a security is estimated to have declined and such decline is judged to be other than temporary, the security is written down to the fair value. Determination of impairment is based on the consideration of such factors as operating results, business plans and change in the regulatory, economic or technological environment of the investee.

   Fair value is determined as the Company's interest in the net assets of investee.

Inventories

   Inventories consist mainly of network equipment purchased for resale and work-in-process for development of Internet network systems. Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market. Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market. Inventories are reviewed periodically and items considered to be slow-moving or obsolete are written down to their estimated net realizable value.

Lease

   Capital Lease that meet specific criteria noted in SFAS No.13, "Accounting for Leases", are capitalized at the inception of the lease at the present value of the minimum lease payments. All other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Property and Equipment

   Property and equipment are recorded at cost. Depreciation and amortization of property and equipment, including purchased software and capitalized leases, are computed principally using the straight-line method based on either the estimated useful lives of assets or the lease period, whichever is shorter.

   The useful lives for depreciation and amortization by major asset classes are as follows:
--------------------------------------------------------------------------------
                                                     Range of useful lives
--------------------------------------------------------------------------------
  Data communications, office and other equipment        2 to 15 years

  Leasehold improvements                                 3 to 15 years

  Purchased software                                           5 years

  Capitalized leases                                      4 to 7 years
--------------------------------------------------------------------------------

Impairment of Long-Lived Assets

   Long-lived assets consist principally of property and equipment, including those items leased under capital leases. Under SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"), the Company evaluates the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. There was no impairment loss for long-lived assets for the fiscal year ended March 31, 2006 and 2007.

Goodwill and Intangible Assets

   Under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142"), goodwill (including equity-method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is required to be performed at adoption and annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The Company selected March 31 as its annual impairment testing date.

Pension and severance indemnities plans

   The company has pensions plans and, or severance indemnities plans. The cost of the pension plans and severance indemnities plans are accrued based on amounts determined using actuarial methods, in accordance with SFAS No. 87, "Employers' Accounting for Pensions".

   In September 29, 2006, the FASB issued SFAS No.158, "Employers' Accounting for Defined Benefit and Other Retirement Benefit Plans, an amendment of the FASB statements No. 87, 88, 106, and 132R." SFAS No. 158 which requires the employer to; 1) to fully recognize the funded status of the defined benefit plans, measured as the difference between plan assets at fair value and the benefit obligation in its consolidated balance sheet, 2) to recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost, 3) to measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of consolidated financial position, 4) to disclose in the notes to consolidated financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

   The Company has adopted SFAS No.158 from the fiscal year ended March 31, 2007. The effect of adoption of SFAS No. 158 on IIJ's consolidated financial position was a decrease in total shareholders' equity by JPY 111,731 thousand.

Income Taxes

   The provision for income taxes is based on earnings before income taxes and includes the effects of temporary differences between assets and liabilities recognized for financial reporting purposes and income tax purposes and operating loss carryforwards. Valuation allowances are provided against assets that are not likely to be realized.

Foreign Currency Transactions

   Foreign currency assets and liabilities, which consist substantially of cash and accounts payable for connectivity leases to international carriers denominated in U.S. dollars, are stated at the amount as computed by using year-end exchange rates and the resulting transaction gain or loss is recognized in earnings.

Derivative Financial Instruments

   All derivatives are recorded at fair value as either asset or liabilities in the balance sheet in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138 and No. 149 (collectively, "SFAS No. 133"). In accordance with SFAS No. 133, the Company designated interest swap contracts as a hedge of the variability of cash flows to be paid related to interest on floating rate borrowings (cash flow hedge) and an effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income and subsequently reclassified into earnings when the underlying transaction affects earnings. An ineffective portion of the gain or loss is reported in earnings immediately.

   The Company enters into contracts to hedge interest rate risks and does not enter into contracts or utilize derivatives for trading purposes.

Stock-based Compensation

   The Company accounts for stock-based compensation in accordance with revised SFAS No.123, "Share-based Payments", adopted on April 1, 2006. Revised SFAS No.123 requires compensation expense for stock options and other share-based payment to be measure and recorded based on the instruments' fair value. The company has adopted revised SFAS No.123 and the related FASB Staff Positions ("FSP") on April 1, 2006 by using modified prospective application, which requires recognizing expenses for options granted prior to the adoption date equal to the fair value of unvested amounts over the remaining vesting period. The portion of these options' fair value attributable to vested awards prior to the adoption of revised SFAS No.123 had no impact on the Company's consolidated financial position or results of preparation.

Research and Development

   Research and development costs are expensed as incurred.

Advertising

   Advertising costs are expensed as incurred.

Basic and Diluted Net Income per Share

   Basic net income per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding during the fiscal year. Diluted net income per share reflects the potential dilutive effect of stock options. (See "NET INCOME PER SHARE (Unaudited)" in the latter part of this document for reference.)

Other Comprehensive Income (Loss)

   Other comprehensive income (loss) consists of translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments.

Segment Reporting

   SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise that engages in business activities from which it may earn revenues and incur expense and for which separate financial information is available that is evaluated regularly by the chief operation decision maker in deciding how to allocate resources and in assessing performance.

   The Company provides a comprehensive range of network solutions to meet its customers' needs by cross-selling a variety of services, including Internet connectivity services, value-added services, systems integration and sales of network-related equipment. The Company's chief operating decision maker, who is IIJ's President and Representative Director, regularly reviews the revenue and cost of sales on a consolidated basis and makes decisions regarding how to allocate resources and assess performance based on a single operating unit.

New Accounting Standards

    In June 2006, the FASB implemented FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes ("FIN No. 48")", an interpretation of FASB Statement No. 109 to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN No. 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 is effective from fiscal years beginning after December 15, 2006. The Company is currently evaluating the impact of FIN No.48 on the Company's consolidated financial position or results of operation.

    In September 2006, FASB issued SFAS No.157, "Fair Value Measurements." SFAS No.157 establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No.157 is effective from fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of SFAS No.157 on the Company's consolidated financial position or results of operation.

NET INCOME PER SHARE (Unaudited)
--------------------------------

   The basic net income per share and diluted net income per share in the fiscal year ended March 31, 2006 and 2007 was as follows. The 1 for 5 stock split that IIJ conducted effective on October 11, 2005 is considered for the calculation below.

--------------------------------------------------------------------------------------------------------------------------------
                                        Fiscal Year Ended March 31, 2006                  Fiscal Year Ended March 31, 2007
                                 ----------------------------------------------- -----------------------------------------------
                                    Net income        Shares        Per share          Net income      Shares        Per share
                                    (numerator)    (denominator)                      (numerator)   (denominator)
--------------------------------------------------------------------------------------------------------------------------------
                                 Thousand of Yen      Shares           Yen          Thousand of Yen       Shares           Yen
  Basic net income per share

    Net income                     4,753,570          195,613        240,301            5,409,713           203,992       26,519

  Dilutive effect by
  potential common shares

    Stock option                           -              342                                   -               252

  Diluted net income per
  share

    Net income                     4,753,570          195,955         24,258            5,409,713           204,244       26,487
--------------------------------------------------------------------------------------------------------------------------------

   For the fiscal year ended March 31, 2007 and 2006, the number of the potential common shares excluded from the computation of diluted net income per share because the exercise prices of the options were greater than the average market price of the common shares was 975 shares.

SUBSEQUENT EVENTS (Unaudited)
-----------------------------

   On March 29, 2007, IIJ's board of directors resolved to acquire 100% of the equity of hi-ho, Inc. from Panasonic Network services Inc. ("PNS") for JPY 1,200 million and signed definitive agreement with PNS. The acquisition will become effective on June 1, 2007. IIJ Group will take over the Internet service business that PNS provides under the "hi-ho" brand and the solution business that PNS provides to its corporate customers.

   On April 5, 2007, IIJ's board of directors resolved that IIJ make the two consolidated subsidiaries, IIJ Technology Inc. and Net Care, Inc. 100% owned through share exchanges. The share exchange became effective on May 11, 2007 and on the same date the two consolidated subsidiaries became 100% owned. Through this share exchanges, IIJ has newly issued 2,178 common stocks of IIJ.

OTHERS
------

   Notes regarding leases, related party transactions, income tax effects, equity securities, derivatives, retirement benefits, stock option plans are omitted in the earnings release for the fiscal year ended March 31, 2007.

(Reference) STATUS OF PRODUCTION, RECEIPT OF ORDER AND SALES ACTIVITIES (unaudited)

(1) Results of Production
 Results of production for the fiscal year ended March 31, 2007 is as follows.
--------------------------------------------------------------------------------
                                     Fiscal Year Ended March 31, 2007
--------------------------------------------------------------------------------
                            Thousands of Yen                  YoY Change (%)
--------------------------------------------------------------------------------
  Systems integration                 23,910,824                          +27.8
--------------------------------------------------------------------------------
           Total                      23,910,824                          +27.8
--------------------------------------------------------------------------------
*1 Consumption tax is not included.
*2 Results  of  production  for  Internet  connectivity  services,   value-added
   services and equipment sales are not included, since the Company does not produce for.
(2) Results of Receiving Orders

     Result of receiving orders for the fiscal year ended March 31, 2007 is as follows.

---------------------------------------------------------------------------------------------------
                                                Fiscal Year Ended March 31, 2007
---------------------------------------------------------------------------------------------------
                             Order received        YoY Change      Order backlog        YoY Change
                           (Thousands of Yen)          (%)       (Thousands of Yen)        (%)
---------------------------------------------------------------------------------------------------
  Systems integration and        35,945,821            +27.9           9,470,757            +51.6
  equipment sales
---------------------------------------------------------------------------------------------------
                 Total           35,945,821            +27.9           9,470,757            +51.6
---------------------------------------------------------------------------------------------------

*1 Consumption tax is not included.
*2 Results of receiving orders and order backlog for Internet connectivity services and value-added services are not included, since the Company does not produce for.
*3 Systems integration and equipment sales are totaled, as they cannot be classified properly at the stage of receiving orders.

(3) Results of Sales Activities

 Results of sales activities for the fiscal year ended March 31, 2007 is as follows.

--------------------------------------------------------------------------------------------------------------------
                                           Fiscal Year Ended           Fiscal Year Ended
                                             March 31, 2006              March 31, 2007                 Change
--------------------------------------------------------------------------------------------------------------------
                                             Thousands of Yen           Thousands of Yen             Thousands of Yen
--------------------------------------------------------------------------------------------------------------------
 Connectivity and value-added services:          23,222,839                24,353,176                   1,130,337

    Dedicated access                             10,625,268                10,791,703                     166,435

    Dial-up access                                2,673,808                 2,416,307                   (257,501)

    Value-added services                          6,249,891                 7,415,533                   1,165,642

    Other                                         3,673,872                 3,729,633                      55,761
--------------------------------------------------------------------------------------------------------------------
   Systems integration                           23,504,537                30,527,081                   7,022,544
--------------------------------------------------------------------------------------------------------------------
    Systems integration                          12,295,624                16,659,629                   4,364,005

    Outsourced operation                         11,208,913                13,867,452                   2,658,539
--------------------------------------------------------------------------------------------------------------------
   Equipment Sales                                3,085,208                 2,174,324                   (910,884)
--------------------------------------------------------------------------------------------------------------------
                   Total                         49,812,584                57,054,581                   7,241,997
--------------------------------------------------------------------------------------------------------------------

*1 Consumption tax is not included.
*2 Sales to each customer and its ratio to aggregate sales for the fiscal year ended March 31, 2006 and 2007 are omitted as the ratios are less than 0.1.



    CONTACT: IIJ Investor Relations Office
             Taisuke ONO, +81-3-5259-6500
             ir@iij.ad.jp
             http://www.iij.ad.jp/

                                                                       EXHIBIT 2



[English Translation]                                               May 15, 2007
                                                                    ------------

                          Company name: 1-105 Kanda Jimbo-cho, Chiyoda-ku, Tokyo
                          ------------------------------------------------------
                                                  Internet Initiative Japan Inc.
                                                  ------------------------------

    Company representative: Koichi Suzuki, President and Representative Director
    ----------------------------------------------------------------------------
         (Stock Code Number: 3774 The First Section of the Tokyo Stock Exchange)
         -----------------------------------------------------------------------

                                        Contact: Akihisa Watai, Director and CFO
                                        ----------------------------------------
                                                               TEL: 03-5259-6500
                                                               -----------------


                      Information on the Affiliated Company
                      -------------------------------------

1. Information on the affiliated company                             (as of March 31, 2007)
-----------------------------------------------------------------------------------------------
Parent and Other    Type                 Its Ownership         Securities Exchanges where its
 Company                                  Percentage (%)        Shares are Listed
-----------------------------------------------------------------------------------------------
                                                               Tokyo Stock Exchange, Inc.
                                                                (First Section)
                                                               Osaka Securities Exchange, Co.,
Nippon Telegraph    IIJ is NTT's                                Ltd. (First Section)
and Telephone        affiliate                   29.70         Nagoya Stock Exchange, Inc.
Corporation         company                      (4.99)        (First Section)
                                                               Fukuoka Stock Exchange
                                                               Sapporo Stock Exchange
                                                               New York Stock Exchange, Inc.
                                                               London Stock Exchange plc.
-----------------------------------------------------------------------------------------------

(Notes)
1. The percentage in parentheses is the indirect ownership by NTT included in the figure above.
2. On April 5, 2007, IIJ's board of directors resolved that IIJ make the two consolidated subsidiaries, IIJ Technology Inc. and Net Care, Inc. 100% owned through share exchanges and has issued 2,178 share of common stock of IIJ, effective May 11, 2007. After this exchange, the number of shares of common stock of IIJ as of May 15, 2007 increased to 206,478 shares.

2. Position of the Listed Company (IIJ) in the Group of the Parent Company and other Companies

a.  Position of the Listed  Company  (IIJ) in the Group of the Parent Company

     The ownership percentage by NTT, which is IIJ's largest shareholder, was 29.7% as of March 31, 2007, including its indirect ownership. However, IIJ's sales activities are not affected by NTT's ownership in IIJ and IIJ is maintaining its management independence.

b. Personal Relationships with the Parent Company, other Related Company and their Group Companies

     IIJ's board of directors consists of 13 members including 4 outside directors. Takashi Hiroi, an outside director (part-time director) of IIJ, is an employee of NTT (Senior Manager, Corporate Management Strategy Division of NTT). However, he is monitoring IIJ's business operations as an outside director and does not have any personal relationships, such as family relationships, with IIJ's other directors and auditors. He did not acquire any interest such as capital or business relationships upon becoming an outside director.


c. Business  Relationship with NTT Group

     IIJ uses services provided by Nippon Telegraph and Telephone East Corporation ("NTT East") and Nippon Telegraph and Telephone West Corporation ("NTT West") for a significant portion of its access circuits, and services provided by NTT Communications Corporation ("NTT Communications") for a significant portion of its domestic and international backbones. The amount paid to NTT East and West, and to NTT Communications for their telecommunication circuits was JPY 902,844 thousand and JPY 4,593,122 thousand, respectively for the fiscal year ended March 31, 2007.

     Business transactions with the NTT Group are within the scope of normal business practices, and there is no special contract made in relation to the investment by NTT Group, as the business transactions existed before NTT Group became our largest shareholder.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Internet Initiative Japan Inc.




Date:  May 15, 2007           By: /s/ Koichi Suzuki
                                  ----------------------------------------------
                                     Koichi Suzuki
                                     President, Chief Executive Officer and
                                     Representative Director